U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  AMENDMENT 1
                                       TO
                                   FORM 10-SB


                                  Cartis, Inc.
                -------------------------------------------------
                 (Name of Small Business Issuer in its charter)

               Florida                                      65-0737412
----------------------------------------            ----------------------------
(State or other jurisdiction of                     (I.R.S. Employer
 incorporation or organization)                        Identification No.)

    277 Royal Poinciana Way, PMB 155
     Palm Beach, FL                                         33480
-----------------------------------------           ----------------------------
(Address of principal executive offices)

Issuer's telephone number:    (230) 211-6825

Securities to be registered under Section 12(b) of the Act:

      Title of each class                         Name of each exchange on which
      to be so registered                          each class to be registered

             None                                          None
---------------------------------                 ------------------------------

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.0001 par value
                   ------------------------------------------
                                (Title of class)

Copies of Communications Sent to:


                                    Mintmire & Associates
                                    265 Sunrise Avenue, Suite 204
                                    Palm Beach, FL 33480
                                    Tel: (561) 832-5696
                                    Fax: (561) 659-5371

                                TABLE OF CONTENTS

PART I                                                                        3

Item 1:    Description of Business                                            3

Item 2.    Management's Discussion and Analysis or Plan of Operation         34

Item 3.    Description of Property                                           39

Item 4.    Security Ownership of Certain Beneficial Owners and Management    39

Item 5.    Directors, Executive Officers, Promoters and Control Persons      41

Item 6.    Executive Compensation                                            43

Item 7.    Certain Relationships and Related Transactions                    45

Item 8.    Description of Securities                                         47


PART II                                                                      48

Item 1.    Market Price of and Dividends on the Registrant's Common
           Equity and Other Shareholder Matters                              48

Item 2.    Legal Proceedings                                                 49

Item 3.    Changes in and Disagreements with Accountants                     49

Item 4.    Recent Sales of Unregistered Securities                           49

Item 5.    Indemnification of Directors and Officers                         53

PART F/S                                                                     57

         INDEX TO FINANCIAL STATEMENTS                                       F-1

PART III                                                                     58

Item 1.    Index to Exhibits                                                 58

Item 2.    Description of Exhibits                                           59

PART I

Item 1: Description of Business

         (a)      Business Development

         Cartis, Inc. (the "Company" or "Cartis") is incorporated in the State of Florida. The Company was originally incorporated as Cobalter, Inc. on March 3, 1997 ("Cobalter"). The Company subsequently changed its name to Cartis, Inc in January 1999. The Company is currently quoted on the National Quotations Bureau's "Pink Sheets" under the symbol "CART" and has been since October 1999, when it filed a 15c2-11 exemption request form due to phase-in implementation of NASD Rule 6530 (the Eligibility Rule). The Company was quoted on the OTC Bulletin Board under the symbol "CART" until October 1999, but was originally quoted under the symbol "CBLT". Its executive offices are presently located at 277 Royal Poinciana Way, PMB 155, Palm Beach, FL 33480. Its telephone number is
(230) 211-6825 and its facsimile number is (230) 210-2445.

         The Company is filing this Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on the Company's current status and financial condition. The Company will file periodic reports in the event its obligation to file such reports is suspended under the Securities and Exchange Act of 1934 (the "Exchange Act".)

Summary of Operations

         Originally, the Company was formed to acquire a master license for the United States from Eggspectations, Inc., which company operates a chain of theme restaurants serving egg products in and around Montreal, Canada. The Company never acquired such license and has since changed the focus of its business. In October 1998, the Company entered into an agreement with CEFCA s.a.r.l., a French company ("CEFCA") and Cartis International, Ltd., a Mauritius company ("CIL") to acquire one hundred percent (100%) of CEFCA and eighty percent (80%) of CIL in exchange for shares of the Company (the "Acquisition Agreement"). In February 2000, the Company entered into an agreement with Herve Gallion and Cyril Heitzler for the purchase of the remaining twenty percent (20%) of the issued and outstanding Common Stock of CIL, such that CIL became a wholly-owned subsidiary of the Company. Since October 1998, the Company has been engaged in the business of developing water treatment systems. See Part I, Item 1. "Description of the Business - (b) Business of Issuer."

         Currently, CEFCA creates the CARTIS product utilizing reactors owned by Advanced Technologies Development Company Limited ("ATD"), which refine silver and charcoal obtained from numerous independent third parties. This finished CARTIS product is then shipped with parts obtained from Phase D (Tianjin) Mechanical Industries Co. Ltd. f/k/a FAS ("Phase D") to Tedeco, where filtration units are assembled. Versatech and Cartis France are expected to be the Company's two (2) main distributors. The Company has no formal contracts with Phase D, Tedeco, Versatech nor with Cartis France for these operations and operates on an as needed invoice basis.

         It is the Company's intention to (i) to market its Portable Water System ("PWS 300") product; (ii) to research and further develop its new products; and (iii) to continue to improve the Cartis Process. See Part I, Item
1. "Description of the Business - (b) Business of Issuer."

         In April 1998, the Company issued 1,000,000 shares of its Common Stock to Christian Gutierrez in connection with his service as Secretary and Treasurer of the Company. Mr. Gutierrez resigned his positions as Secretary and Treasurer and the Company canceled the shares previously issued to Mr. Gutierrez in November 1998 in connection with the Acquisition Agreement. For such offering, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Act") and Section 359(f)(2)(d) of the New York Code. See Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants";
Part I, Item 7. "Certain Relationships and Related  Transactions";  and Part II,
Item 4. "Recent Sales of Unregistered Securities."

         In April 1998, the Company issued 1,000,000 shares of its Common Stock to Ronald H. Kutz in connection with his service as President of the Company. Mr. Kutz resigned his positions as President and the Company canceled the shares previously issued to Mr. Kutz in November 1998 in connection with the Acquisition Agreement. For such offering, the Company relied upon Section 4(2) of the Act and Section 517.061(11) of the Florida Code. See Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants";
Part I, Item 7. "Certain Relationships and Related  Transactions";  and Part II,
Item 4. "Recent Sales of Unregistered Securities."

         In April 1998, the Company sold 1,000,000 shares of its Common Stock to twenty-five (25) investors for a total of $50,000. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504 of Regulation D promulgated thereunder ("Rule 504"), Section 517.061(11) of the Florida Code,
Section 10-5-9(13) of the Georgia Code, Section 359(f)(2)(d) of the New York Code, Section 13.1-514(7)(b) of the Virginia Code and no code section for seven
(7) investors residing outside the United States. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In October 1998, the Company entered into an agreement with CEFCA and CIL to acquire one hundred percent (100%) of the issued and outstanding shares of CEFCA as well as eighty percent (80%) of the issued and outstanding shares of CIL in exchange for shares of the Company. In connection with this agreement, the Company issued 900,000, 2,300,000 and 1,800,000 shares of its Common Stock to Herve Gallion, Cator Holding, Ltd. and Aquartis, Ltd. respectively in connection with the Acquisition Agreement. Herve Gallion currently serves as the Company's President and Chairman, as the principal owner and manager of Cator Holding, Ltd. as the owner and manager of Aquartis, Ltd. and as the Executive Manager of CIL. Cyril Heitzel, the Company's current Secretary, Treasurer and Director, also serves as the Managing Director of CEFCA and as the Managing Director of CIL. Steve Olivier, who currently serves as a Director of the Company, also serves as the Chief Financial Officer and as a Director of CIL.
For such offering, the Company relied upon Section 4(2) of the Act. No state exemption was required, as all recipients of shares are foreign residents. See
Part I, Item I.  "Description  of Business - (b)  Business of Issuer - General";
Part I, Item I. "Description of Business - (b) Business of Issuer - Contractual Relationships"; Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants"; Part 1,

Item 2. "Management's Discussion and Analysis or Plan of Operation - Discussion and Analysis - Results of Operations - Full Fiscal Years - June 30, 1999 and June 30, 1998 - Stockholders' Equity; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In November 1998, the Company sold 3,000,000 shares of its Common Stock to ten (10) investors for a total of $150,000. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504. No state exemption was necessary, as none of the investors reside in the United States. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

         In January 1999, CIL entered into an employment agreement with Steve Olivier to act as the Chief Financial and Administrative Officer of CIL. Mr. Olivier is employed part-time averaging twelve (12) hours per week. As compensation, Mr. Olivier received wages of 8,000 Mauritian Roupies per month beginning in August 1999, which is approximately $300 per month. See Part I,
Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants"; Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; and Part I, Item 7. "Certain Relationships and Related Transactions".

         In January 1999, the Company issued a total of 350,000 shares of its Common Stock to ten (10) persons for services related to the Acquisition, which services were valued at a total of $17,500. No contracts for these services were utilized. For such offering, the Company relied upon Section 4(2) of the Act and
Section 359(f)(2)(d) of the New York Code. No state exemption was necessary for nine (9) of the persons, who are foreign residents. See Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 1999, the Company sold 10,000 shares of its Common Stock to two
(2) investors for a total of $35,000. For such offering, the Company relied upon
Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder ("Rule 506"). No state exemption was required, as both investors are foreign residents. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In August 1999, CIL entered into an employment agreement with Cyril Heitzler to be the Executive Vice-President of CIL. As compensation, Mr. Heitzler receives wages of 15,000FF per month and also a company car and housing allowance of 4,300FF per month. See Part I, Item 1. "Description of Business -
(b) Business of Issuer - Employees and Consultants"; Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; and Part I, Item 7. "Certain Relationships and Related Transactions".

         In August 1999, the Company sold 51,089 shares of its Common Stock to two (2) investors for a total of $178,811. For such offering, the Company relied upon Section 4(2) of the Act . No state exemption was required, as both investors are foreign residents. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In September 1999, the Company sold 20,744 shares of its Common Stock to one (1) investor for a total of $64,306. For such offering, the Company relied upon Section 4(2) of the Act . No state exemption was required, as the investor is a French resident. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In November 1999, the Company sold 5,186 shares of its Common Stock to one (1) investor for a total of $16,076. For such offering, the Company relied upon Section 4(2) of the Act . No state exemption was required, as the investor is a French resident. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In January  2000,  the  Company  along  with  Reception  Services  With
Professionals - A.S.A.P., LLC, a French corporation ("ASAP") formed Cartis France, SAS ("Cartis France") for the purpose of distributing the Company's products in France. The Company owns forty-nine percent (49%) of the issued and outstanding stock of Cartis France. ASAP owns the remaining fifty-one percent (51%). Cartis France is not yet operational. See Part I, Item I. "Description of Business - (b) Business of Issuer - Contractual Relationships."

         In February 2000, Herve Gallion assigned the worldwide patents and trademarks on the Company's products to the Company. An assignment of these rights has yet to be recorded at the Swiss Institute of Industrial Property. Under the terms of the agreement, Herve Gallion is to receive a royalty of five percent (5%) of gross sales and services, payable monthly beginning January 1, 2001. See Part I, Item 1. "Description of Business - (b) Business of Issuer -
General"; Part I, Item 1. "Description of Business - (b) Business of Issuer - Patents, Copyrights and Trademarks"; Part I, Item 7. "Certain Relationships and Related Transactions."

         In February 2000, the Company purchased the machinery and equipment necessary to manufacture the Company's products from ATD. Herve Gallion is an officer, director and also the beneficial owner of ATD. For such products, the Company issued 3,000,000 shares of its Common Stock to ATD. For such offering, the Company relied upon Section 4(2) of the Act and no state exemption, as ATD is a foreign corporation. See Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In February 2000, the Company purchased the remaining twenty percent (20%) of the issued and outstanding common shares of CIL. As a result, CIL became a wholly owned subsidiary of the Company. The remaining shares were owned by Herve Gallion and Cyril Heitzler, each owning ten percent (10%). The Company issued 500,000 shares of its Common Stock to each person. For such offering, the Company relied upon Section 4(2) of the Act and no state exemption, as Mr. Gallion and Mr. Heitzler are both foreign residents. See Part I, Item 1. "Description of Business - (b) Business of Issuer - General"; Part I, Item 1. "Description of Business - (b) Business of Issuer - Contractual Relationships";
Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants"; Part 1, Item 2. "Management's Discussion and Analysis or Plan of

Operation - Discussion  and Analysis - Results of Operations - Full Fiscal Years
- June 30, 1999 and June 30, 1998 - Stockholders' Equity; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part 1, Item
6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         Since April 2000, the Company sold 516,231 shares of its Common Stock for a total of $924,053 to twenty-eight (28) investors. Patrick Martin, a current director of the Company, purchased 9,500 shares for $16,980. For such offering, the Company relied on Section 4(2) of the Act and Rule 506. No state exemption was required, as all purchasers were foreign residents. See Part I,
Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company and ATD agreed to rescind the machinery and equipment purchase conducted in February 2000 ab initio. 3,000,000 shares of the Company's Common Stock issued to ATD in connection with the purchase have been cancelled. The Company intends to enter into a lease/purchase agreement with ATD for the previously purchased reactors used to make the CARTIS product. See Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; and Part I, Item 7. "Certain Relationships and Related Transactions."

         In July 2000, the Company issued 100,000 shares of its restricted Common Stock to Serigne Dioum, an employee, for services rendered on behalf of the Company. For such offering, the Company relied upon Section 4(2) of the Act and Rule 506. No state exemption was required as Mr. Dioum is a French resident. See Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         See (b) "Business of Issuer" for a more complete description of the Company's business.

Risk Factors

         Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

         1. History of Losses. Although the Company has been in business since March, 1997, it is mostly recently starting to exit the development stage as it is beginning to widely distribute products that utilize the CARTIS system. As of December 31, 1999, the Company had total assets of $594,320, a net loss of $163,438 with revenues of $82,585 and stockholders equity of $196,193.

Due to the Company's operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenue will occur in the future. Moreover, the Company expects to continue to incur operating losses through at least the second quarter of fiscal 2001, and there can be no assurance that losses will not continue thereafter. The ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities. The Company is subject to all of the risks inherent in the operation of a development stage business and there can be no assurance that the Company will be able to successfully address these risks. See Part I, Item 1. "Description of Business."

         2. Minimal Assets. Working Capital and Net Worth. As of December 31, 1999, the Company's total assets in the amount of $594,320, consisted, principally, of the sum of $22,000 in cash, $443,000 in inventory and $119,000 in property and equipment. As a result of its minimal assets and a net loss from operations, in the amount of $163,438, as of December 31, 1999, the Company had a net worth of $196,193. Further, there can be no assurance that the Company's financial condition will improve. Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its expansion plan, the Company is not expected to proceed with its expansion without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of its revenues, if any. See Part I, Item 1. "Description of Business"

         3. Need for Additional Capital. Without an infusion of capital or profits from operations, the Company is not expected to proceed with its expansion as planned. Accordingly, the Company is not expected to overcome its history of losses unless sales exceed the current levels and/or additional equity and/or debt financing is obtained. While the Company anticipates the receipt of increased operating revenues, such increased revenues cannot be assured. Further, the Company may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of among other things, the stage of its business, its limited personnel and other resources and its lack of a widespread client base and market recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated. The Company has no identified sources of additional capital funds, and there can be no assurance that resources will be available to the Company when needed.
See Part I, Item 1.  "Description of Business - (b) Business of Issuer."

         4. Dependence on Management. The possible success of the Company is expected to be largely dependent on the continued services of its President, Herve Gallion. Virtually all decisions concerning the marketing, distribution and sales of the Company's products and services will be made or significantly influenced by the Company's officers. These officers are expected to devote only such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers. The loss of the services of any of these officers would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently has no employment agreements with any of its officers. See Part I, Item 1.
"Description of Business - (b) Business of Issuer and Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons."

         5. Limited Distribution Capability. The Company's success depends in large part upon its ability to distribute its products and services. As compared to the Company, which lacks the financial, personnel and other resources required to compete with its larger, better-financed competitors, virtually all of the Company's competitors or potential competitors have much larger budgets for securing customers. Although the Company has entered into preliminary discussions with potential distributors for the marketing and distribution of its products, no contracts are yet in place. Depending upon the level of operating capital or funding obtained by the Company, management believes, without assurance, that it will be possible for the Company to attract additional distributors for its products and services. However, in the event that only limited funds are available from operations or obtained, the Company anticipates that its limited finances and other resources may be a determinative factor in the decision to go forward with planned expansion. Until such time, if ever, as the Company is successful in generating sufficient cash flow from operations or securing additional capital, of which there is no assurance, it intends to continue marketing its products itself. However, the fact that this arrangement has not thus far produced significant revenue may adversely impact the Company's chances for success. See Part I, Item 1. "Description of
Business," (b) "Business of Issuer - Sales and Marketing- Distribution of Products."

         6. Inability to expand its Infrastructure. The Company may be required to expand and adapt its infrastructure as the number of units ordered and number of different products produced increases. The expansion and adaptation of the Company's infrastructure will require substantial financial, operational and management resources. There can be no assurance, however, that the Company will be able to expand or adapt its infrastructure to meet additional demand or customers' changing requirements on a timely basis, at a commercially reasonable cost, or at all, or that the Company will be able to deploy successfully any necessary infrastructure expansion. Any failure of the Company to expand its infrastructure, as needed, on a timely basis or to adapt to changing customer requirements or evolving industry standards could have a material adverse effect on the Company's overall business, financial condition and results of operations. See Part I, Item 1. "Description of Business," (b) "Business of Issuer."

         7. High Risks and Unforeseen Costs Associated with the Company's Expanded Entry into the water purification Industry. There can be no assurance that the costs for the establishment of Partnership arrangements and creation of a client base for its products and services will not be significantly greater than those estimated by Company management. Therefore, the Company may expend significant unanticipated funds or significant funds may be expended by the Company without development of additional markets for its products. There can be no assurance that cost overruns will not occur or that such cost overruns will not adversely affect the Company. Further, unfavorable general economic conditions and/or a downturn in customer confidence could have an adverse affect on the Company's business. Additionally, competitive pressures and changes in customer mix, among other things, which management expects the Company to experience in the uncertain event that it achieves commercial viability, could reduce the Company's gross profit margin from time to time. Accordingly, there can be no assurance that the Company will be capable of establishing itself in a commercially viable position in local, state, nationwide and international Water Purification markets. See Part I, Item 1. "Description of Business," (b) "Business of Issuer."

         8. Significant Customer and Product Concentration. To date, a limited number of customers have accounted for substantially all of the Company's revenues with respect to product sales. The Company has entered into no distributorship agreements to date. Therefore, there is no assurance that the Company will be able to obtain adequate distribution of its products to the intended end user. The Company's ability to achieve revenues in the future will depend in significant part upon its ability to improve existing products, develop new products and provide support to distributors, as well as the condition of its future distributors. As a result, any cancellation, reduction or delay may materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company's revenues will increase in the future or that the Company will be able to support or attract customers. See "Part I, Item. 1. "Description of Business
- (b) Business of Issuer - Marketing and Distribution- Distribution; and - Dependence on Major Customers" and Part I, Item 2. Management's Discussion and Analysis of Financial Condition or Plan of Operation - Revenues."

         9. Fluctuations in Results of Operations. The Company has experienced and may in the future experience significant fluctuations in revenues, gross margins and operating results. As with many developing businesses, the Company expects that some orders may not materialize or delivery schedules may have to be deferred as a result of changes in customer requirements, among other factors. As a result, the Company's operating results for a particular period to date have been and may in the future be materially adversely affected by a delay, rescheduling or cancellation of even one purchase order. Moreover, purchase orders are often received and accepted substantially in advance of shipment, and the failure to reduce actual costs to the extent anticipated or an increase in anticipated costs before shipment could materially, adversely affect the gross margins for such order, and as a result, the Company's results of operations. A delay in a shipment near the end of a particular quarter, due, for example, to an unanticipated shipment rescheduling, to cancellations or deferrals by customers or to unexpected manufacturing difficulties, may cause net revenues in a particular quarter to fall significantly below the company's expectations and may materially adversely affect the Company's operating results for such quarter.

         A large portion of the Company's expenses are fixed and difficult to reduce should revenues not meet the Company's expectations, thus magnifying the material adverse effect of any revenue shortfall. Furthermore, announcements by the Company or its competitors of new products and technologies could cause customers to defer purchases of the Company's products or a reevaluation of products under development, which would materially adversely affect the Company's business, financial condition and results of operations. Additional factors that may cause the Company's revenues, gross margins and results of operations to vary significantly from period to period include: product development, patent processing, manufacturing efficiencies, costs and capacity and the timing of availability of new products by the Company or its customers, usage of different distribution and sales channels; customization of systems; and general economic and political conditions. In addition, the Company's results of operations are influenced by competitive factors, including the pricing and availability of and demand for, competitive products. All of the above factors are difficult for the company to forecast, and these or other factors could materially adversely affect the Company's business, financial condition and results of operations. As a result, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. See Part I, Item. 2. "Management's Discussion and Analysis of Financial Condition or Plan of Operation."

         10. Potential for Changes or Unfavorable Interpretation of Government Regulation. In the unlikely event the government were to regulate the water purification industry, it might have a material adverse effect on the sale of such products by the Company to such customers. It is more likely that the government would regulate the bottled water industry, as water which the Company normally treats has already passed through the standard tap water treatment process and is therefore already in compliance with Federal, state and local standards.

         The regulatory environment in which the Company operates is subject to change. Regulatory changes, which are affected by political, economic and technical factors, could significantly impact the Company's operations by restricting development efforts by the Company and its customers, making current products obsolete, making the water purification products more costly or increasing the  opportunity  for  additional  competition.  Any such  regulatory changes could have a material adverse effect on the Company's business, financial condition and results of operations. The Company might deem it necessary or advisable to alter or modify its products to operate in compliance with such regulations. Such modifications could be extremely expensive and, especially if subject to regulatory review and approval, time-consuming. See
Part I, Item 1. "Description of Business," (b) "Business of Issuer - Governmental Regulation."

         11. No Assurance of Product Quality. Performance and Reliability. The Company expects that its distributor and their customers will continue to establish demanding specifications for quality, performance and reliability. Although the Company attempts to only deal with manufacturers who adhere to good manufacturing practice standards, there can be no assurance that problems will not occur in the future with respect to quality, performance, reliability and price. If such problems occur, the Company could experience increased costs, delays in or cancellations or rescheduling of orders or shipments and product returns and discounts, any of which would have a material adverse effect on the Company's business, financial condition or results of operations.

         12. Future Capital Requirements. The Company's future capital requirements will depend upon many factors, including the development of new water purification products, possible requirements to maintain adequate manufacturing facilities, the progress of the Company's research and development efforts, expansion of the Company's marketing and sales efforts and the status of competitive products and services. The Company believes that it will require additional funding in order to fully exploit its plan for operations. There can be no assurance, however, that the Company will secure such additional financing. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If adequate funds are not available, the Company may be required to delay, scale back or eliminate its research and development or manufacturing programs or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its existing or potential products or other assets. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations. See Part I,

Item 2. "Management's Discussion and Analysis of Financial Condition or Plan of Operation."

         13. Uncertainty Regarding Protection of Proprietary Rights. The Company attempts to protect its intellectual property rights through patents, trademarks, secrecy agreements, trade secrets and a variety of other measures. However, there can be no assurance that such measures will provide adequate protection for the Company's trade secrets or other proprietary information, that additional disputes with respect to the ownership of its intellectual property rights will not arise, that the Company's trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. There can be no assurance that any patent owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop similar products, duplicate the Company's products or design around the patents owned by the Company or that third parties will not assert intellectual property infringement claims against the Company. In addition, there can be no assurance that foreign intellectual property laws will adequately protect the Company's intellectual property rights abroad. The failure of the Company to protect its proprietary rights could have a material adverse effect on its business, financial condition and results of operations.

         Litigation may be necessary to protect the Company's intellectual property rights and trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, should the Company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation. See Part I, Item 1. Description of Business - (b) Business of Issuer - Patents, Trademarks and Copyrights."

         14. Possible Problems Associated With Potential Growth. The Company expects to grow through acquisitions, internal growth and by expansion of its Partnership relationships. There can be no assurance that the Company will be able to create a greater market presence, or if such market is created, to expand its market presence or successfully enter other markets. The ability of the Company to grow will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition, one or more qualified strategic alliances and the Company's ability to maintain sufficient profit margins in the face of pricing pressures. The Company must also manage costs in a changing regulatory environment, adapt its infrastructure and systems to accommodate growth within the niche market which it has created.

         The Company also plans to expand its business, in part, through acquisitions. Although the Company will continuously review potential acquisition candidates, it has not entered into any agreement, understanding or commitment with respect to any additional acquisitions at this time. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions on favorable terms, or at all, or integrate acquired businesses into its operations. Moreover, there can be no assurance that acquisitions will not have a material adverse effect on the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions, while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as at then existing Company products or otherwise perform as expected. The Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisitions will be completed. The Company will be competing for acquisition and expansion opportunities with entities that have substantially greater resources than the Company. In addition, acquisitions involve a number of special risks, such as diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, unanticipated problems or legal liabilities, and tax and accounting issues, some or all of which could have a material adverse effect on the Company's results of operations and financial condition. See Part I, Item 1. "Description of Business
(b) "Business Issuer."

         15. Competition. The water filtration industry is highly competitive, with several major companies involved. The Company will be competing with these larger competitors in international, national, regional and local markets. In addition, the Company may encounter substantial competition from new market entrants. Many of the Company's competitors or potential competitors have significantly greater name recognition and have greater marketing, financial and other resources than the Company. There can be no assurance that the Company will be able to complete effectively against such competitors in the future. See
Part  I.  Item  1.   "Description   of  Business,"   (b)  "Business  of  Issuer-
Competition."

         The Company competes with many other companies that supply water filtration products. One competitive product would be the "pour through" carafe type product normally kept in the refrigerator and used in the kitchen.

         Several companies, including Brita, Discovery Engineering (Pur), Rubbermaid and others compete in the pitcher or carafe products market segment which, are directly competitive to the CARTIS Water Dispenser. However, the Company has the only water dispensing unit which is actually a water filtration process, making delivery of water unnecessary and refilling of pitcher units a thing of the past. The leading company in the pitcher category is Brita.

         The Company also competes with other companies that supply bottled water, including The Perrier Group of America, Inc. (which includes Arrowhead Mountain Spring Water, Poland Spring, Ozark Spring Water, Zephyrhills Natural Spring Water, Deer Park, Great Bear and Mountain Ice) and Great Brands of Europe (which includes Evian Natural Spring Water and Dannon Natural Spring Water). The Company also competes with numerous regional bottle water companies located in the

United States and Canada.

        The  Company  expects  that  more   competitors  will  enter  the  water
filtration products market, resulting in even greater competition for the Company. Many of the companies with whom the Company currently competes, or may compete in the future, have greater financial, technical, marketing, and sales resources, as well as greater name recognition than the Company. There can be no assurance that the Company will have the resources required to respond effectively to market or technological changes or to compete successfully in the future, although it's alliances provide certain advantages in these regards as does the Company's patent position.

         16. Possible Adverse Affect of Fluctuations in the General Economy and Business of Customers. Historically, the general level of economic activity has significantly affected the demand for new technology products. There can be no assurance that an economic downturn would not adversely affect the demand for the Company's products and services.

         17. Lack of Working Capital Funding Source. Other than revenues from the sale of its products, which revenues have yet to produce a significant net profit, the Company has no current source of working capital funds, and should the Company be unable to secure additional financing on acceptable terms, its business, financial condition, results of operations and liquidity would be materially adversely affected.

         18. Uncertainty of Market Acceptance. The future operating results of the Company depend to a significant extent upon the continued development of products and services deemed necessary, useful, convenient, affordable and competitive. There can be no assurance that the Company has the ability to continuously introduce propriety products and services into the marketplace which will achieve the market penetration and acceptance necessary for the Company to grow and become profitable on a sustained basis, especially given the fierce competition that exists from companies more established and well financed than the Company. See "Part I, Item 1. "Description of Business -(b) Business of Issuer - Competition."

         19. International Operations; Risks of Doing Business in Developing Countries. The Company anticipates that international sales will result from its various contacts overseas and that these sales will account for more of its revenues from product sales for the foreseeable future. The Company's international sales may be denominated in foreign or United States currencies. The Company does not currently engage in foreign currency hedging transactions. As a result, a decrease in the value of foreign currencies relative to the United States dollar could result in losses from transactions denominated in foreign currencies. With respect to the Company's international sales that are United States dollar-denominated, such a decrease could make the Company's products less price-competitive. Additional risks inherent in the Company's international business activities include changes in regulatory requirements, costs and risks of local customers in foreign countries, availability of suitable export financing, timing and availability of export licenses, tariffs and other trade barriers, political and economic instability, difficulties in staffing and managing foreign operations, difficulties in managing distributors, potentially adverse tax consequences, foreign currency exchange fluctuations, the burden of complying with a wide variety of complex foreign laws and treaties and the possibility of difficulty in accounts receivable collections. Some of the Company's customer purchase agreements may be governed by foreign laws, which may differ significantly from U.S. laws. Therefore, the Company may be limited in its ability to enforce its rights under such agreements and to collect damages, if awarded. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Part I, Item 1. "Description of Business - (b) Business of Issuer - Sales and Marketing - Distribution of Products."

         20. Potential Year 2000 Problems. The "Year 2000" issue affects the Company's installed computer systems, network elements, software applications, and other business systems that have time-sensitive programs that may not properly reflect or recognize the year 2000. Because many computers and computer applications define dates by the last two digits of the year, "00" may not be properly identified as the year 2000. This error could result in miscalculations or system failures. The Year 2000 issue may also affect the systems and applications of the Company's suppliers. There can be no assurance that systems operated by third parties providing services to the Company will be Year 2000 compliant. See Part I, Item 2. "Management's Discussion and Analysis or Plan of Operation - Impact of the Year 2000 Issue."

         21. No Dividends. While payments of dividends on the Common Stock rests with the discretion of the Board of Directors, there can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the Common Stock will be paid by the Company in the foreseeable future. See Part I,
Item 8. "Description of Securities - Description of Common Stock - Dividend Policy."

         22. No Cumulative Voting. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and a majority of the Company's outstanding Common Stock constitute a quorum, investors who purchase shares of the Company's Common Stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company. See Part I, Item 8. "Description of Securities - Description of Common Stock."

         23. Control by Present Shareholders. The present shareholders of the Company's Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management."

         24. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. The Company is authorized to issue shares of preferred stock. ("Preferred Stock"). The issuance of Preferred Stock does not require approval by the shareholders of the Company's Common Stock. The Board of Directors, in its sole discretion, has the power to issue shares of Preferred Stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of Preferred Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any shares of Preferred Stock having rights superior to those of the Company's Common Stock may result in a decrease in the value of market price of the Common Stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company. See Part I, Item 1. "Description of Securities - Description of Preferred Stock."

         25. No Secondary Trading Exemption. Secondary trading in the Common Stock will not be possible in each state until the shares of Common Stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that the Company will be successful in registering or qualifying the Common Stock for secondary trading, or availing itself of an exemption for secondary trading in the Common Stock, in any state. If the Company fails to register or qualify, or to obtain or verify an exemption for the secondary trading of, the Common Stock in any particular state, the shares of Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's Common Stock, a public market for the Common Stock will fail to develop and the shares could be deprived of any value.

         26. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market. Although trading volume indicates that a secondary trading market has developed to a limited extent for the shares of Common Stock of the Company, the Common Stock is expected to come within the meaning of the term "penny stock" under 17 CAR 240.3a51-1 because such shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The SEC has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market, if any, which develops.

         27. Conflicts of Interest. The officers, directors and employees of the Company are involved in businesses, investments, and have other relationships which may conflict with the business of the Company. A substantial portion if not all of the opportunities obtained by the Company will be brought to the attention of the Company through the efforts of its officers, directors and employees. These potential conflicts include, but are not limited to, missed opportunities or opportunities taken advantage of in their roles in those other businesses, investments and relationships rather than their roles in the Company.

(b)  Business of Issuer.

Background of the Industry

         The foregoing discussion of legislation surrounding drinking water and contaminants thereto, as well as the water filtration industry, is applicable to the Company's business only as it pertains to the Company as a provider of products which purify water for the purposes described herein. The Company is not engaged in "remediation activities" in any setting not specifically described herein. Use of the CARTIS process in any product or setting for which it was not designed, which use has not been tested and approved by the Company, is not recommended.

         The Federal Safe Drinking Water Act of 1984 established the U.S. Environmental Protection Agency ("EPA") as the agency responsible for setting standards for drinking water and monitoring the public utilities. As of May 1992, the EPA has established Federally enforceable standards for eighty-nine
(89) contaminants that may be found in drinking water.

         The standards established by the EPA set up a Maximum Contaminant Level ("MCL"), which represents the maximum level at which the contaminant can be found in your drinking water and still be considered "safe" to consume. The MCL standard fluctuates based upon the EPA's determination of how much of a certain contaminate is safe, which determination is based partially on changing technology. Therefore, water which is considered "safe" today, may not be considered "safe" tomorrow, when new standards may be established.

         Additionally, in August 1996, President Clinton signed the Safe Drinking Water Act ("SWDA") Amendments of 1996. The SWDA Amendments require that consumers receive more information about the quality of their drinking water supplies and about the measures being instituted to protect them. The amendments also provide new opportunities for public involvement and provide an increased emphasis on protecting the sources of local drinking water. However, activists have charged that new U.S. rules on safe drinking water do not go far enough, and leave pregnant women, infants and the elderly at risk.

         Under the 1996 Safe Drinking Water Act, the EPA issued rules which compel water companies to publish annual reports to their customers, informing them of the pollutants contained in their drinking water. However, only federally regulated contaminants need be disclosed in such reports. Contaminants, which remain unregulated to date, need not be disclosed to consumers in these reports, leaving consumers unaware of certain contaminants present in their drinking water.

         Doctors, both through the use of activist organizations and alone, have expressed the importance of informing the public of all contaminants present in drinking water. Doctors have opined that water pollution can be lethal to "at-risk" groups such as pregnant women and HIV-AIDS sufferers, and are suspected to cause spontaneous abortions in some women.

         Problems with drinking water can also occur after water leaves a treatment and storage facility, while en route to a consumer's home or business. Contaminants such as lead, Trihalomethanes and Asbestos are often leaked into the water supply after the treated water leaves the plant. Lead is known to leach into drinking water from plumbing in the consumer's establishment or residence as well as form the municipal distribution system. Even end users with copper plumbing can be at risk due to lead solder used to connect copper pipes. Trihalomethanes are a byproduct produced by chlorine treatment which is known to be a carcinogen.

Common Water Quality Problems include:

Aesthetics: Otherwise harmless contaminants like chlorine, sulfur, iron and manganese cause taste, color, and odor problems.

Water Hardness: Hard water contains excessive levels of the minerals calcium and magnesium, a condition found in eighty-five percent (85%) of the United States. Hard water shortens the life of household plumbing and water-using appliances, makes cleaning and laundering tasks more difficult and gradually decreases the efficiency of water heaters.

Lead: Used extensively in plumbing materials (pipes and lead-based solder) until the late 1980's, lead can leach into water supplies. Low levels of lead have been linked to learning disabilities in young children and high levels can cause hypertension in adults.

Biological Pathogens: Waterborne organisms can cause disease in humans. They include cysts like Cryptosporidium and Giardia; bacteria like typhus, fecal coliform and cholera; and viruses like influenza. These organisms typically cause unpleasant intestinal disorders and can pose a significant threat to the immune-impaired.

Nitrates: Nitrogen compounds are sometimes found in ground and surface water in rural areas, often as a result of nitrogen-based fertilizer runoff. Excess nitrate levels can interfere with the oxygen-carrying capacity of blood, especially in babies, and have been linked to high incidences of miscarriages.

Heavy Metals: Metals like mercury, zinc, copper, and cadmium usually enter the water supply as industrial waste and, inexcessive concentrations, can cause physiological damage to humans, including damage to the central nervous system.

Radium/Radon: Naturally occurring radioactive elements such as radium and radon have bben linked to cancer in humans. Radon is found in gaseous form, and is absorbed through drinking, as well as through inhalation during washing or showering.

VOC's: High concentrations of volatile organic compounds ("VOC's"),  such as the
petroleum   distillate   benzene   and  the   industrial   degreasing   compound
trichloroethylene have been linked to organ damage and cancer in humans.

THM's:  Trihalomethanes  ("THM's") are by-products produced when chlorine reacts
with  organic  compounds  in  water.   THM's  are  primarily   absorbed  through
inhalation, and have been linked to bladder and rectal cancer.

Asbestos: Asbestos is a fibrous mineral that contaminates water naturally or through its past use in concrete water pipes. Asbestos has been linked to lung and other forms of cancer.

Arsenic: Both a natural and manufacturing-induced ground water contaminant, arsenic is linked to various cancers and may damage the circulatory and central nervous systems.

Sediments: Solid particulates in water can settle out over time. The presence of sediments in water is typically an aesthetic concern.

Low/High pH: pH refers to "potential hydrogen," and is a measure of acidity or alkalinity on a 14- point scale (zero through six is acidic; seven is neutral; and eight through 14 are alkaline). Extreme measures of acidity in water can be corrosive, whereas high alkalinity can be the source of aesthetic problems.

         It follows that, to some extent, water treatment has been left to the end consumer. Common methods of treatment include: (i) bottled water; and (ii) filtration systems.

Bottled Water

         It is management's opinion that many brands of bottled water contain bacteria or other chemicals exceeding the industry's own guidelines or the most stringent state purity standards. If this is true, bottled water, in certain instances, may be worse for the consumer than standard tap water.

         It is management's opinion that legislation should be enacted which would impose stricter labeling requirements on the bottled water industry. Further, that legislation should set standards for bacterial and chemical contamination which parallels those standards set for tap water. Prior to the enactment of such legislation, the bottled water industry will continue to be essentially unregulated.

         It is estimated by management that Americans drink billions of gallons of bottled water annually and that consumption will continue to increase.

Filtration Systems

Carbon Filters

         Perhaps the most widely used item for improving drinking water quality in the home is the replaceable cartridge type filter. The filter element usually contains a wound fabric or layers of paper-like material which screens out turbidity and particulates from the water stream. Some replacement elements also contain a layer of fine activated carbon laminated on paper to perform some taste and odor removal function. Other cartridges are made with solid porous activated carbon elements which offer the dual function of sediment removal as well as adsorption of excess chlorine. These small filter units are usually reasonably priced, however they lack many of the removal capabilities of more sophisticated units and therefore only eliminate some of the contaminates found in tap water, and can even cause additional contaminates if not properly maintained. In fact, carbon can act as a harbor for non-pathogenic organic species.

Distillers

         A second product line to provide better water quality is the small distiller, which produces limited quantities of de-mineralized water. This equipment, like its larger commercial model, removes bacteria from the water and most impurities producing what is commonly accepted as "safe, mineral-free water". Distilled water however, is prone to new bacteria contamination and void of useful minerals. Home distillers are of various designs, ranging from counter-top single-batch versions to centrally located tanks for multiple home uses. Automatic home distillers coupled with a storage water reservoir are commonly used in North American homes. The daily supply of distilled water is from three (3) to twelve (12) gallons per day. Based on the earth's solar evaporation technology, today's state-of-the-art domestic distillers use recent designs and materials to reach greater efficiency levels. The process involves boiling water in a chamber to produce steam. Dissolved solids and unwanted liquids with higher boiling points than water ideally remain behind in the chamber while unwanted liquids that boil at lower temperatures than water are discharged as vapors before the boiling point of water is reached. The cooled steam condenses into mineral-free water that collects in a tank. Power consumption of these systems is high and varies from three (3) to five (5) kilowatt-hours of electricity per gallon of distilled water produced.

Reverse Osmosis

         A French scientist originally discovered the process of osmosis in 1748 who observed that water would diffuse spontaneously through a pig bladder membrane into a parallel chamber of alcohol. Osmosis and reverse osmosis ("RO"), for the next 200 years was not much more than a laboratory topic because natural membranes were scarce and unreliable. In the mid-1950's, the work of Dr. S. Sourirajan at UCLA and others advanced the RO technology to the point where artificial membranes could be manufactured. During this era, considerable work was done on behalf of the U.S. Office of Saline Water to perfect methods of water desalination. The movement of water from soils into plant roots is an example of osmosis at work in nature. When a semi-permeable membrane, like a living cell wall, separates two solutions with different solid concentrations, the pure water will flow from the least concentrated solution through the membrane and into the solution containing the higher solids concentration. The flow will stop when the osmotic pressure on both sides of the membrane equalizes. This is the natural process by which water is exchanged and supplied within living matter.

General

         In 1993, prior to the Company's acquisition of CEFCA and CIL, the Company's two (2) principals Herve Gallion and Cyril Heitzler joined forces to develop a new technology of water treatment based on the theory of ionization of active carbon by pure silver. This process of water purification was highly reliable scientifically, but not economically feasible on an industrial basis due to the high production costs involved. At that time, a liter of this product would have cost hundreds of thousands of dollars.

         The technological breakthroughs necessary to manufacture the CARTIS cartridge at competitive prices was accomplished in cooperation with G.R.E.M.I, which is a research division of the French National Center for Scientific
Research ("CNRS"), a government organization specializing in ionization technology by "cold plasma radio-frequency".

         Today, after nearly seven (7) years of research and development entailing large investments in R&D and in machinery and scientific equipment, the CARTIS filtration process was born. Hundreds of Potable Water Systems have already been produced, sold and installed over the past three (3) years in Mauritius, the area of the world which was chosen to launch the product commercially.

         The CARTIS process, which was awarded a prize by the National Agency for the Research Valoring ("A.N.V.A.R"), a French government organization, has one (1) international patent registered in 1997. The name CARTIS has also been trademarked.

         In October 1998, the Company entered into an agreement with CEFCA and CIL to acquire one hundred percent (100%) of the issued and outstanding shares of CEFCA as well as eighty percent (80%) of the issued and outstanding shares of CIL in exchange for shares of the Company. In connection with this agreement, the Company issued 900,000, 2,300,000 and 1,800,000 shares of its Common Stock to Herve Gallion, Cator Holding, Ltd. and Aquartis, Ltd. respectively in connection with the Acquisition Agreement. Herve Gallion currently serves as the Company's President and Chairman, as the principal owner and manager of Cator Holding, Ltd. as the owner and manager of Aquartis, Ltd. and as the Executive Manager of CIL. Cyril Heitzel, the Company's current Secretary, Treasurer and Director, also serves as the Managing Director of CEFCA and as the Managing Director of CIL. Steve Olivier, who currently serves as a Director of the Company, also serves as the Chief Financial Officer and as a Director of CIL.
For such offering, the Company relied upon Section 4(2) of the Act. No state exemption was required, as all recipients of shares are foreign residents. See
Part I, Item I. "Description of Business - (b) Business of Issuer - Contractual Relationships"; Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants"; Part 1, Item 2. "Management's Discussion and Analysis or Plan of Operation -

Discussion and Analysis - Results of Operations - Full Fiscal Years - June 30, 1999 and June 30, 1998 - Stockholders' Equity; Part I, Item 4. "Security
Ownership of Certain Beneficial Owners and Management"; Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In February 2000, Herve Gallion assigned the worldwide patents and trademarks on the Company's products to the Company. An assignment of these rights has yet to be recorded at the Swiss Institute of Industrial Property. Under the terms of the agreement, Herve Gallion is to receive a royalty of five percent (5%) of gross sales and services, payable monthly beginning January 1, 2001. See Part I, Item 1. "Description of Business - (b) Business of Issuer - Patents, Copyrights and Trademarks"; Part I, Item 7. "Certain Relationships and Related Transactions."

         In February 2000, the Company purchased the remaining twenty percent (20%) of the issued and outstanding common shares of CIL. As a result, CIL became a wholly owned subsidiary of the Company. The remaining shares were owned by Herve Gallion and Cyril Heitzler, each owning ten percent (10%). The Company issued 500,000 shares of its Common Stock to each person. For such offering, the Company relied upon Section 4(2) of the Act and no state exemption, as Mr. Gallion and Mr. Heitzler are both foreign residents. See Part I, Item 1. "Description of Business - (b) Business of Issuer - General"; Part I, Item 1. "Description of Business - (b) Business of Issuer - Contractual Relationships";
Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants"; Part 1, Item 2. "Management's Discussion and Analysis or Plan of Operation - Discussion and Analysis - Results of Operations - Full Fiscal Years - June 30, 1999 and June 30, 1998 - Stockholders' Equity; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part 1, Item
6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         The Company's main subcontractor for spare parts assembly is located in the people's Republic of China. Phase D is an industrial firm dealing with plastics and electronics in China. Phase D agreed to manufacture all plastic parts of the PWS 300. Currently, orders are placed with the issuance of irrevocable letters of credit. Phase D designs and manufactures molds for plastic components produced by six (6) injection molding presses with a capacity of twenty (20) to one hundred forty (140) tons. Phase D also produces electronic circuit boards and performs a range of fabrication and assembly operations. Phase D employs seventy (70) people including fifteen (15) professionals and six
(6) French-speaking natives of China. The present assembly capacity of PWS CARTIS components is 5,000 units monthly.

The CARTIS Process

         The Company's primary product, the PWS 300, is easily connected to the water supply network of a house or an apartment. Its installation is simple and requires only one and one half hours of a plumber's work.

         First, the water is filtered through a standard preliminary filter calibrated to 5 microns, for elimination of large impurities.

         Second, the water undergoes treatment by Ultra Violet light located in a stainless steel chamber also equipped with a quartz tube. The 25 Watt U.V. Philips lamp destroys a large amount of bacteria. This is a well-established germicidal process. The more bacteria eliminated by the U.V. lamp, the longer the useful life of the CARTIS cartridge.

         Third, the water passes through an anti-limestone module which prevents the deposit of limestone without eliminating calcium or magnesium, two (2) essential minerals.

         Last, the water is brought into contact with the CARTIS cartridge by a regulator. By virtue of its active carbon compound, the cartridge eliminates heavy metals, chlorine and the bad tastes and odors present in the water.

         When water passes through the CARTIS cartridge, a physio-chemical reaction generates an environment of active oxygen possessing high bactericidal properties along with a remnant effect, which is the accepted characteristic of potable water.

         The PWS 300 is equipped with an electronic mechanism, which performs the following functions:

     * Lighting of the U.V lamp through detection, within 0.4 seconds of water inflow.
     *    Operation of the U.V lamp (indicator)
     *    Switches off the U.V. lamp when water flow ceases

         The next generation PWS 300 will be equipped with a new electronic card which is expected to perform the following functions:

     * Indication of wear in the CARTIS cartridge according to a number of cubic meters (m3) of water flow through preset during installation (indicator + alarm).
     *    Triggering of a general alarm in case of any malfunction,
     * As an option for untreated well water, an electric valve by remote control to shut off the water flow in an emergency.
     *    Digital monitoring of water consumption.

         The life span of the CARTIS cartridge is of 250 m3, corresponding to the needs in potable water of a family of four (4) persons for a period of about two (2) years.

         The CARTIS product is unique and competitively priced. Its recommended end user price is approximately $1,500, which compares favorably to other systems of lesser efficiency.

         The uniqueness of the CARTIS device is due to its ability to produce adequate amounts of potable water at an economical price without the use of harmful chemicals, while preserving the water's natural minerals, providing shelf life (the remnant effect) and preventing limestone deposits. Competing systems filters use cumbersome methods, such as reverse osmosis, or limited treatment, such as U.V lamp only systems or basic filters for solid particles.

         The PWS 300, currently the main CARTIS product, is the device that better responds to the usual needs of water consumption in industrialized countries. In such countries, the water in the supply network is of an acceptable quality, but is far from perfect in terms of both its chemical composition and its taste. For large requirements, the CARTIS system is equipped with optional storage tanks of various sizes depending on need.

Future Products

         The PWS 300 is the Company's main product and currently the only product in production. However, other devices have been developed or are still in the design stage. These future products will be launched strategically by the Company, in the sole discretion of the Company's management team.

;        SWIMMING POOL SYSTEM: THE SPS 10.

         Testing sites of the Company's Swimming Pool System ("SPS 10") have recently been introduced in Mauritius. The SPS 10 aims at replacing all water treatment products utilized in a swimming pool. Its primary purpose is to guarantee bathing in potable water free from chlorine, which irritates the eyes and skin.

         Inserted downstream of the traditional sand filtration system of the swimming pool, the SPS 10 has a treatment capacity of 10 m3 per hour and obviates the use of all customary chemical treatment products.

         The CARTIS cartridge specially designed for swimming pools is expected to have a lifespan of approximately three (3) years for an average private pool.

         All other systems presently in use necessitate the use of chlorine or its derivatives. In addition to being irritating to the eyes and skin, they are considerably more burdensome than the CARTIS system which requires almost no maintenance.

*    THE CARTIS WATER DISPENSER

         The CARTIS cold and hot water dispenser is still in the design stage. However, its technical specifications have already been defined. The CARTIS dispenser, once on the market, should replace other water fountain services currently on the market since better quality water will be provided at a considerably lower cost directly from the available water supply.

         Water contained in the water cooler is continuously pumped and circulated through a built-in CARTIS cartridge, thereby providing quasi-permanent use. Hot and cold water (80(degree)C and 8(degree)C respectively) is available as needed through an electronic process (the Pelletier Effect) which does not utilize a compressor; no CFC is involved. The device is powered by 12-volt alternative current which is safe to use.

*    HYDROPONICS: The HPS 10

         Hydroponics refers to the widespread technology of vegetable production in a controlled environment in greenhouses and above ground. Soil-free and greenhouse cultivation techniques are expanding rapidly and the quality of water is positively correlated to the yield. Various studies have been carried out on the cultivation of tomatoes, flowers, and vegetables. Water carries germs, which adhere to the vegetable during irrigation, causing a high incidence of disease and loss.

         Studies sponsored by CARTIS on soil-free cultivation of tomatoes have been performed by Mont Desert-Alma, a subsidiary of ENL International, one of the largest agricultural groups in the Indian Ocean rim countries. It was proven that the destruction of bacteria after CARTIS treatment increased yield twofold.

         The HPS 10 is fully developed, and will be marketed at the outset of the initial testing period at beta sites.

*    TELE-MONITORING

         The next generation of PWS 300 appliances are expected to be equipped by year-end with a system of tele-monitoring, which will provide a guarantee of continuous performance.

         The new generation PWS 300 will be connected to the telephone network. A connection is automatically established with the maintenance contractor as soon as the life expectancy of a cartridge expires or any malfunction occurs in the device.

         The  PW300  coupled  with  a  tele-monitoring   service  contract  will
guarantee the continuous supply of potable water in the home.

         The tele-monitoring device is still only a prototype. It is not yet produced for inclusion in Cartis filtration systems.

         Contractual Relationships

         The CARTIS devices have been sold and installed in various locations and businesses over the past three (3) years. To date, none of the approximately 900 end users have returned a single device since inception. The Company has entered into agreements with the following organizations:

         CEFCA s.a.r.l. is a French company situated near Orleans, France. CEFCA is located in an industrial complex and occupies 1200 square meters. The premises consist of a carbon powder manufacturing plant, the pre-production workshops and the quality control department of Cartis. The employees of CEFCA are scientists whose mission is to manufacture the CARTIS cartridge in collaboration with the researchers of CNRS, in view of enhancing productivity and reducing costs.

         In October 1998, the Company entered into an agreement with CEFCA and CIL to acquire one hundred percent (100%) of the issued and outstanding shares of CEFCA as well as eighty percent (80%) of the issued and outstanding shares of CIL in exchange for shares of the Company. In connection with this agreement, the Company issued 900,000, 2,300,000 and 1,800,000 shares of its Common Stock to Herve Gallion, Cator Holding, Ltd. and Aquartis, Ltd. respectively in connection with the Acquisition Agreement. Herve Gallion currently serves as the Company's President and Chairman, as the principal owner and manager of Cator Holding, Ltd. as the owner and manager of Aquartis, Ltd. and as the Executive Manager of CIL. Cyril Heitzel, the Company's current Secretary, Treasurer and Director, also serves as the Managing Director of CEFCA and as the Managing Director of CIL. Steve Olivier, who currently serves as a Director of the Company, also serves as the CFO and as a Director of CIL. For such offering, the Company relied upon Section 4(2) of the Act. No state exemption was required, as all recipients of shares are foreign residents. See Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants"; Part 1, Item
2. "Management's Discussion and Analysis or Plan of Operation - Discussion and Analysis - Results of Operations - Full Fiscal Years - June 30, 1999 and June 30, 1998 - Stockholders' Equity; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         * Cartis International, Ltd., a wholly owned subsidiary of the Company, is based in Maritius and was established to manage the sales development of CARTIS products.

         In February 2000, the Company purchased the remaining twenty percent (20%) of the issued and outstanding common shares of CIL. As a result, CIL became a wholly owned subsidiary of the Company. The remaining shares were owned by Herve Gallion and Cyril Heitzler, each owning ten percent (10%). The Company issued 500,000 shares of its Common Stock to each person. For such offering, the Company relied upon Section 4(2) of the Act and no state exemption, as Mr. Gallion and Mr. Heitzler are both foreign residents. See Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants";
Part 1, Item 2. "Management's Discussion and Analysis or Plan of Operation - Discussion and Analysis - Results of Operations - Full Fiscal Years - June 30, 1999 and June 30, 1998 - Stockholders' Equity; Part I, Item 4. "Security
Ownership of Certain Beneficial Owners and Management"; Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         Cartis France SA was formed in January 2000 by the Company and ASAP for the purpose of distributing the Company's products in France. The Company owns forty-nine percent (49%) of the issued and outstanding stock of Cartis France. ASAP owns the remaining fifty-one percent (51%). Cartis France is not yet operational.

         Business Strategy

          Currently, the Company has no contracts in effect for the distribution of its products. Any discussion of business strategy contained herein is contingent upon the ability of the Company to continue as a going concern.

         The Company intends to exploit its leading edge technology to replace the need for bottled water, for water filtration systems geared to human consumption and for pool chemical additions. The Company also intends to create a market for greenhouse vegetable production. CARTIS is capable of providing the following unique features:

     * The CARTIS water treatment process is capable of converting virtually any source of water supply into potable water.

     * The CARTIS system removes limestone, which otherwise hardens water and leaves damaging deposits inside pipes.

         In the near future, tele-monitoring will guaranty the quality of water supply twenty-four hours a day.

         The Company has already installed CARTIS products in the following locations:

         PWS 300: Approximately 1500 end users to date. Clients include: hospitals, high-end hotels, embassies, factory cafeterias, households, office buildings, etc.

         SPS 10: The device is currently installed in five (5) beta sites in Mauritius and France.

         Marketing and Distribution

         Marketing

         The Company has targeted international markets.

         The Company believes that as a result of the worldwide diminishing quality of water, the opportunities for the Company's water treatment products will exist for years to come. In the US alone, the market for bottled water is estimated at $4 billion annually, and the water filtration market is estimated at $1.4 billion.

         The rate of growth of water filtration products for human consumption exceeds that of bottled water. Currently, the worldwide market for water filtration for home use is estimated at more than $20 billion annually.

         In management's opinion, drinking tap water is becoming increasingly distasteful and suspect in the eyes of consumers. Opinion leaders led by prominent members of the medical community believe that chlorine byproducts present in water may cause certain forms of cancers, as well as arterial and heart disease. Additionally, the dangers and frequency of lead in tap water, as well as the presence of Cryptosporidium or Giardia, both harmful protozoa, have made the consumer aware of the potential dangers associated with drinking tap water. The typical target customer of the Company's products primarily seeks clean, fresh tasting water.

         In order to allow rapid expansion, the Company resorts to sub-contracting for manufacturing and strategic alliances for sales and distribution. See Part I, Item 1 "Description of Business - (b) Business of Issuer - Contractual Relationships

         The Company will market its products and services to national (for smaller countries) or regional (for larger countries) distributors. These distributors would be affiliates of the Company in developed countries primarily, or non-affiliates primarily in other countries.

Distribution

The National and Regional Distributors

         These distributors will carry inventory for the territory, oversee the hiring and training of a sales force and provide support and communication with the field.

Sales Representatives

         Sales representatives will be employed by the distributor with the mission to identify Cartis Approved Retailers as well as to provide training, support, including logistical support, and to oversee maintenance.

Cartis Approved Retailers

         The retailers will sell and assure maintenance of the CARTIS products to the end users, possibly with the intermediary step of established water professionals or installers.

         France was chosen as the first country to implement this sales organization concept. Cartis France is a forty night percent (49%) affiliate of Cartis International. The French partner is ASAP, SA, a well-established distributor.

Status of Publicly Announced New Products and Services

         PWS 300: Today, after nearly seven (7) years of costly research and development and the acquisition of a manufacturing plant and equipment, the first units have been sold and installed in Mauritius and Madagascar.

         The PWS 300 is equipped with an electronic mechanism, which performs the following functions:

     * Lighting of the U.V lamp through detection, within 0.4 seconds of water inflow.
     *    Operation of the U.V lamp (indicator).
     *    Switching off the U.V. lamp when water flow ceases.

         The next generation PWS 300 will be equipped with a new electronic card which is expected to perform the following functions:

     * Indication of wear in the CARTIS cartridge according to a number of cubic meters (m3) of water flow-through preset during installation (indicator + alarm).
     *    Triggering of a general alarm in the event of malfunction,
     * As an option for untreated well water, an electric valve with remote shut off, to cease water flow in an emergency.
     *    Digital monitoring of water consumption.

         SPS 10: Several prototypes of the SPS 10 have recently been installed in Beta sites in Mauritius and France. The SPS 10 aims to replace all water treatment products utilized in a swimming pool. Its primary purpose is to guarantee bathing in potable water, free from chlorine which can irritate the eyes and the skin. Beta sites completion is expected by midyear 2000.

         CARTIS WATER DISPENSER: The CARTIS water cooler is still in the design stage. However, its technical specifications have already been defined. No target date has yet been set for the market release of the product.

         HPS 10: The HPS 10 is fully developed and will be marketed at the outset of the initial testing period at beta sites.

         TELE-MONITORING DEVICE: The tele-monitoring device is still only a prototype. It is not yet produced for inclusion in Cartis filtration systems.

Competition

         The Company competes with many other companies which supply water filtration products. The "pour through" carafe type product normally kept in the refrigerator and used in the kitchen is a competing product.

         Several companies, including Brita, Discovery Engineering, Rubbermaid and others compete in the pitcher or carafe products market segment. However, these competing products merely rely on active carbon filtration process, a significantly inferior technology to Cartis' cartridge. The Company has the only water-dispensing unit that is actually a water filtration process.

         The Company also competes with the bottled water industry, such as The Perrier Group of America, Inc. (which includes Arrowhead Mountain Spring Water, Poland Spring, Ozark Spring Water, Zephyrhills Natural Spring Water, Deer Park, Great Bear and Mountain Ice) and Great Brands of Europe (which includes Evian Natural Spring Water and Dannon Natural Spring Water).

The Company also competes with numerous regional bottled water companies located in the United States and Canada.

        The  Company  expects  that  more   competitors  will  enter  the  water
filtration products market, resulting in even greater competition for the Company. Many of the companies with whom the Company currently competes, or may compete in the future, have greater financial, technical, marketing and sales resources, as well as greater name recognition than the Company. There can be no assurance that the Company will have the resources required to respond effectively to market or technological changes or to compete successfully in the future.

Sources and Availability of Raw Materials

         Cartis products are manufactured from readily available components including carbon and silver, UV lamps, plastic parts and quartz tubes. The Company believes that all raw materials necessary to produce CARTIS products are readily available from numerous sources.

Dependence on Major Customers

         The Company will depend upon two (2) companies (Cartis France and Versatech) for future distribution of the Company's products. Currently, there is no agreement in place between the Company and either of these distributors, although the Company does own forty-nine percent (49%) of the stock of Cartis France. The loss or interruption of either of these two (2) future arrangements would seriously impede the Company's progress.

         The Company is working toward implementing its marketing and distribution plan outlined herein, by which it hopes to establish national and regional distributors, sales representatives and retailers of Cartis products. If such plan is successfully set in motion, the Company will become much less dependent upon its existing arrangements.

Patents, Trademarks and Copyrights

         In February 2000, Herve Gallion assigned the worldwide patents and trademarks on the Company's products to CIL. An assignment of these rights has yet to be recorded at the Swiss Institute of Industrial Property. Under the terms of the agreement, Herve Gallion is to receive a royalty of 5% of gross sales and services, payable monthly beginning January 1, 2001. See Part I, Item
7. "Certain Relationships and Related Transactions."

Government Regulation

         The Federal Safe Drinking Water Act of 1984 established the EPA as the agency responsible for setting standards for drinking water and monitoring the public utilities. As of May 1992, the EPA had established Federally enforceable standards for eighty-nine (89) contaminants that may be found in drinking water.

         Additionally, in August 1996, President Clinton signed the SWDA Amendments of 1996. The SWDA Amendments require that consumers receive more information about the quality of their drinking water supplies and about the measures being instituted to protect them. The amendments also provide new opportunities for public involvement and provide an increased emphasis on protecting the sources of local drinking water.

         Under the 1996 SDWA, the EPA issued rules which compel water companies to publish annual reports to their customers, informing them of the pollutants contained in their drinking water. However, only federally regulated contaminants need be disclosed in such reports. Contaminants which remain unregulated to date need not be disclosed to consumers in these reports, leaving consumers unaware of certain contaminants present in their drinking water.

         Legislation has been initiated which would impose stricter labeling requirements on the bottled water industry. Further, that proposed legislation seeks to set standards for bacterial and chemical contamination which parallels those standards set for tap water. Prior to the enactment of such legislation, the bottled water industry has gone essentially unregulated.

Effect of Existing or Probable Governmental Regulation on the Business

         Future enactment of governmental legislation which would impact the Company's business is not expected. This is primarily because the Company's products are generally used after water has already passed through a traditional filtration system and therefore already meets tap standards set by the Federal, state and local governments.

         However, in foreign countries, the Company's products may be impacted by legislation that applies to filtration systems. The Company expects that its products will meet or exceed any standard imposed upon it.

Cost of Research and Development

         Most research and development on the Company primary product, the PWS 300, was completed prior to the formation of Cartis. However, further development of the CARTIS process and its implementation in various applications is ongoing.

         For fiscal years 1999 and 1998, the Company amortized a government grant in the amount of $23,088 and expended $49,178 of its revenues, respectively, on research and development. These expenditures represented (1.5)% and 104.2%, respectively, of the total revenues of the Company for such fiscal years.

         At the current time, none of the costs associated with research and development are bourne directly by the customer; however there is no guarantee that such costs will not be bourne by customers in the future and, at the current time, the Company does not know the extent to which such costs will be bourne by the customer, if at all.

Cost and Effects of Compliance with Environmental Laws

         The Company's business is not subject to regulation under the state and Federal laws regarding environmental protection and hazardous substances control, including the Occupational Safety and Health Act, the Environmental Protection Act, and Toxic Substance Control Act. The Company is unaware of any bills currently pending in Congress which could change the application of such laws so that they would affect the Company.

Employees and Consultants

         At August 31, 2000, the Company employed four (4) executives all of whom are employed on a full-time basis. Additionally, five (5) executives are employed by the Company's affiliate, Cartis France. None of these employees are represented by a labor union for purposes of collective bargaining. The Company considers its relations with its employees to be excellent.

         The Company has employment agreements with Messrs. Cyril Heitzler and Steve Olivier, who respectively are the Executive Vice-President of CIL and CFO of CIL.

         In April 1998, the Company issued 1,000,000 shares of its Common Stock to Christian Gutierrez in connection with his service as Secretary and Treasurer of the Company. Mr. Gutierrez resigned his positions as Secretary and Treasurer and the Company canceled the shares previously issued to Mr. Gutierrez in November 1998 in connection with the Acquisition Agreement. For such offering, the Company relied upon Section 4(2) of the Act and Section 359(f)(2)(d) of the New York Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4.
"Recent Sales of Unregistered Securities."

         In April 1998, the Company issued 1,000,000 shares of its Common Stock to Ronald H. Kutz in connection with his service as President of the Company. Mr. Kutz resigned his positions as President and the Company canceled the shares previously issued to Mr. Kutz in November 1998 in connection with the Acquisition Agreement. For such offering, the Company relied upon Section 4(2) of the Act and Section 517.061(11) of the Florida Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In October 1998, the Company entered into an agreement with CEFCA and CIL to acquire one hundred percent (100%) of the issued and outstanding shares of CEFCA as well as eighty percent (80%) of the issued and outstanding shares of CIL in exchange for shares of the Company. In connection with this agreement, the Company issued 900,000, 2,300,000 and 1,800,000 shares of its Common Stock to Herve Gallion, Cator Holding, Ltd. and Aquartis, Ltd. respectively in connection with the Acquisition Agreement. Herve Gallion currently serves as the Company's President and Chairman, as the principal owner and manager of Cator Holding, Ltd. as the owner and manager of Aquartis, Ltd. and as the Executive Manager of CIL. Cyril Heitzel, the Company's current Secretary, Treasurer and Director, also serves as the Managing Director of CEFCA and as the Managing Director of CIL. Steve Olivier, who currently serves as a Director of the Company, also serves as the CFO and as a Director of CIL. For such offering, the Company relied upon Section 4(2) of the Act . No state exemption was required, as all recipients of shares are foreign residents. See Part 1, Item 2. "Management's Discussion and Analysis or Plan of Operation - Discussion and Analysis - Results of Operations - Full Fiscal Years - June 30, 1999 and June 30, 1998 - Stockholders' Equity; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In January 1999, CIL entered into an employment agreement with Steve Olivier to act as the Chief Financial and Administrative Officer of CIL. Mr. Olivier is employed part-time averaging twelve (12) hours per week. As compensation, Mr. Olivier received wages of 8,000 Mauritian Roupies per month, beginning in August 1999, which amounts to approximately $300 per month. See
Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; and Part I, Item 7. "Certain Relationships and Related Transactions".

         In January 1999, the Company issued a total of 350,000 shares of its Common Stock to ten (10) persons for services related to the Acquisition, which services were valued at a total of $17,500. No contracts for these services were utilized. For such offering, the Company relied upon Section 4(2) of the Act and
Section 359(f)(2)(d) of the New York Code. No state exemption was necessary for nine (9) of the persons, who are foreign residents. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In August 1999, CIL entered into an employment agreement with Cyril Heitzler to be the Exceutive Vice-President of CIL. As compensation, Mr. Heitzler receives wages of 15,000FF per month and also a company car and housing allowance of 4,300FF per month. Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; and Part I, Item 7. "Certain Relationships and Related Transactions".

         In February 2000, the Company purchased the machinery and equipment necessary to manufacture the Company's products from ATD. Herve Gallion is an officer, director and also the beneficial owner of ATD. For such products, the Company issued 3,000,000 shares of its Common Stock to ATD. For such offering, the Company relied upon Section 4(2) of the Act and no state exemption, as ATD is a foreign corporation. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In February 2000, the Company purchased the remaining twenty percent (20%) of the issued and outstanding common shares of CIL. As a result, CIL became a wholly owned subsidiary of the Company. The remaining shares were owned by Herve Gallion and Cyril Heitzler, each owning ten percent (10%). The Company issued 500,000 shares of its Common Stock to each person. For such offering, the Company relied upon Section 4(2) of the Act and no state exemption, as Mr. Gallion and Mr. Heitzler are both foreign residents. See Part 1, Item 2. "Management's Discussion and

Analysis or Plan of Operation - Discussion  and Analysis - Results of Operations
- Full Fiscal  Years - June 30, 1999 and June 30, 1998 -  Stockholders'  Equity;
Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         Since April 2000, the Company sold 516,231 shares of its Common Stock for a total of $924,053 to twenty-eight (28) investors. Patrick Martin, a current director of the Company, purchased 9,500 shares for $16,980. For such offering, the Company relied on Section 4(2) of the Act and Rule 506. No state exemption was required, as all purchasers were foreign residents. See Part I,
Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; Part I,
Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company and ATD agreed to rescind the machinery and equipment purchase conducted in February 2000 ab initio. 3,000,000 shares of the Company's Common Stock issued to ATD in connection with the purchase have been cancelled. The Company intends to enter into a lease/purchase agreement with ATD for the previously purchased reactors used to make the CARTIS product. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management";
Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; and Part I, Item 7. "Certain Relationships and Related Transactions."

         In July 2000, the Company issued 100,000 shares of its restricted Common Stock to Serigne Dioum, an employee, for services rendered on behalf of the Company. For such offering, the Company relied upon Section 4(2) of the Act and Rule 506. No state exemption was required as Mr. Dioum is a French resident. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

Facilities

         The Company maintains its executive offices at 277 Royal Poinciana Plaza, PMB 155, Palm Beach, FL 33480. Its telephone number is (230) 211-6825 and its facsimile number is (230) 210- 2445.

         CEFCA, one (1) of the Company's wholly-owned subsidiaries, leases approximately 4,382 meters squared from Jacques Cottet as space for the manufacturing of CARTIS product. The lease is for a term of nine (9) years commencing July 16, 1998 and ending July 15, 2007. The Company pays monthly rent in the amount of 12,000 French Francs plus taxes. See Part I, Item 3. "Description of Property."

Item 2. Management's Discussion and Analysis or Plan of Operation

Discussion and Analysis

         Originally, the Company was formed to acquire a master license for the United States from Eggspectations, Inc., which company operates a chain of theme restaurants serving egg products in and around Montreal, Canada. The Company never acquired such license and has since changed the focus of its business. In October 1998, the Company entered into the Acquisition Agreement. In February 2000, the Company entered into an agreement with Herve Gallion and Cyril Heitzler for the purchase of the remaining twenty percent (20%) of the issued and outstanding Common Stock of CIL, such that CIL became a wholly-owned subsidiary of the Company. Since October 1998, the Company has been engaged in the business of developing water treatment systems.

         Currently, CEFCA creates the CARTIS product utilizing reactors owned by ATD, which refine silver and charcoal obtained from numerous independent third parties. This finished CARTIS product is then shipped with parts obtained from Phase D to Tedeco, where filtration units are assembled. Versatech and Cartis France are expected to be the Company's two (2) main distributors. The Company has no formal contracts with Phase D, Tedeco, Versatech nor with Cartis France for these operations and operates on an as needed invoice basis.

         The Company was in the development stage until October 1998 when the Acquisition Agreement took place and is still emerging from that stage. The Company has only recently begun selling water filtration units and has not yet contracted with its two (2) anticipated distributors. From the date of the Acquisition Agreement through today, the Company has generated only limited revenues. Due to the Company's limited operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenues on a quarterly or annual basis will occur in the future.

         It is the  Company's  intention  to (i) to market its PWS 300  product;
(ii) to research and further develop its new products; and (iii) to continue to improve the Cartis Process.

         Since formation of Cartis France and upon entering into contracts with its two (2) planned distributors, the Company has begun to make preparations for a period of growth, which may require it to significantly increase the scale of its operations. This increase will include the hiring of additional personnel in all functional areas and will result in significantly higher operating expenses. The increase in operating expenses is expected to be matched by a concurrent increase in revenues. However, the Company's net loss may continue even if revenues increase and operating expenses may still continue to increase. Expansion of the Company's operations may cause a significant strain on the Company's management, financial and other resources. The Company's ability to manage recent and any possible future growth, should it occur, will depend upon a significant expansion of its accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations. As a result of such expected expansion and the anticipated increase in its operating expenses, as well as the difficulty in forecasting revenue levels, the Company expects to continue to experience significant fluctuations in its revenues, costs and gross margins, and therefore its results of operations.

Results of Operations - Full Fiscal Years - June 30, 1999 and June 30, 1998

Revenues

         Revenues for the twelve (12) month period ended June 30, 1999 was $1,548,799 and for the twelve (12) month period ended June 30, 1998 was $47,178.

Operating Expenses

         Operating Expenses for the twelve (12) months of fiscal year 1999 were $339,023 versus $69,830 for the twelve (12) months of fiscal year 1998. Net loss was $177,769 and $29,461 respectively.

Assets and Liabilities

         Assets were $103,730 as of June 30, 1999, and $32,761 as of June 30, 1998. As of June 30, 1998, assets consisted primarily of accounts receivable and VAT tax receivable with a combined net book value of $32,761. As of June 30, 1999, assets also consisted primarily of accounts and VAT tax receivable with a combined net book value of $89,522. Liabilities were $145,061 and $58,733 as of June 30, 1999 and June 30, 1998 respectively. As of June 30, 1999, liabilities consisted primarily of accounts payable and customer deposits.

Stockholders' Equity

         Stockholders' equity was $85,048 as of June 30, 1999 and $1,695 as of June 30, 1998. The Company had 9,350,000 shares of Common Stock issued and outstanding at June 30, 1999.

         In October 1998, the Company entered into an agreement with CEFCA and CIL to acquire one hundred percent (100%) of the issued and outstanding shares of CEFCA as well as eighty percent (80%) of the issued and outstanding shares of CIL in exchange for shares of the Company. In connection with this agreement, the Company issued 900,000, 2,300,000 and 1,800,000 shares of its Common Stock to Herve Gallion, Cator Holding, Ltd. and Aquartis, Ltd. respectively in connection with the Acquisition Agreement. Herve Gallion currently serves as the Company's President and Chairman, as the principal owner and manager of Cator Holding, Ltd. as the owner and manager of Aquartis, Ltd. and as the Executive Manager of CIL. Cyril Heitzel, the Company's current Secretary, Treasurer and Director, also serves as the Managing Director of CEFCA and as the Managing Director of CIL. Steve Olivier, who currently serves as a Director of the
Company,  also serves as the Chief  Financial  Officer and as a Director of CIL.
For such offering, the Company relied upon Section 4(2) of the Act. No state exemption was required, as all recipients of shares are foreign residents. See
Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In February 2000, the Company purchased the remaining twenty percent (20%) of the issued and outstanding common shares of CIL. As a result, CIL became a wholly owned subsidiary of the Company. The remaining shares were owned by Herve Gallion and Cyril Heitzler, each owning ten percent (10%). The Company issued 500,000 shares of its Common Stock to each person. For such offering, the Company relied upon Section 4(2) of the Act and no state exemption, as Mr. Gallion and Mr. Heitzler are both foreign residents. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part 1, Item
6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

Interest and Other Income (Expense), Net

         The Company did not report foreign currency gains or losses for the year ended June 30, 1999 since the Company has had no foreign transactions to date. In the event that the Company contracts with a foreign entity for the purchase of its products, the Company may in the future be exposed to the risk of foreign currency gains or losses depending upon the magnitude of a change in the value of a local currency in an international market. The Company does not currently engage in foreign currency hedging transactions, although it may implement such transactions in the future.

Financial Condition, Liquidity and Capital Resources

         At June 30,1999 the Company had cash of $13,590 as compared to $0 at June 30, 1998.

         The Company may raise additional capital through private and/or public sales of securities in the future but has no definite commitments at this time.

         The Company intends to manufacture its PWS 300 in France. During fiscal 1999, the Company entered into an exclusive distribution agreement with an independent third party, which had minimum purchase requirements. The distributor purchased approximately one-half (1/2) of the initial requirement under the contract. The distributor failed to purchase the balance of its initial requirement. The Company unilaterally terminated and cancelled the distribution agreement per its terms.

         In January 2000, the Company and ASAP formed Cartis France for the purpose of distributing the PWS 300 product in France. The Company plans to establish distribution channels in the United States and other parts of the world in fiscal 2000. The Company intends to seek additional capital to fund operations and to develop these distribution channels.

         Although the Company has been in business since March, 1997, it is only recently emerging from the development stage as it is beginning to distribute products that utilize the CARTIS system. As of December 31, 1999, the Company had total assets of $594,320, a net loss of $163,438 with revenues of $82,585 and stockholders equity of $196,193. Due to the Company's operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenue will occur in the future. Moreover, the Company expects to continue to incur operating losses through at least the second quarter of fiscal 2001, and there can be no assurance that losses will not continue thereafter. The Company's independent auditor has issued a statement which reflects his doubt as to whether the Company will be able to continue as a going concern. The ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities. The Company is subject to all of the risks inherent in the operation of a development stage business and there can be no assurance that the Company will be able to successfully address these risks.

Impact of the Year 2000 Issue

         The Year 2000 Issue is the result of potential problems with computer systems or any equipment with computer chips that use dates where the date has been stored as just two digits (e.g. 98 for 1998). On January 1, 2000, any clock or date recording mechanism including date sensitive software which uses only two digits to represent the year, may recognize the date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar activities.

         All software used for the Company's systems is supplied by software vendors or outside service providers. The Company has confirmed with such providers that its present software is Year 2000 Compliant.

         The Company believes, after investigation, that all products that it is currently in the process of developing (directly or through vendors) are Year 2000 compliant. The Company believes, after investigation, that its own software operating systems are Year 2000 compliant.

         The Company believes that it has disclosed all required information relative to Year 2000 issues relating to its business and operations. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse affect on the Company's systems.

Forward-Looking Statements

         This Form 10-SB includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this Form 10-SB which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), demand for the Company's products and services, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulation; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The Company assumes no obligations to update any such forward-looking statements.

Item 3. Description of Property

         Its executive offices are presently located at Cartis Center, 277 Royal Poinciana Way, PMB 155, Palm Beach, Florida, 33480. Its telephone number is
(230) 211-6825 and its facsimile number is (230) 210-2445.

         CEFCA, one (1) of the Company's wholly-owned subsidiaries, leases approximately 4,382 meters squared from Jacques Cottet as space for the manufacturing of CARTIS product. The lease is for a term of nine (9) years commencing July 16, 1998 and ending July 15, 2007. The Company pays monthly rent in the amount of 12,000 French Francs plus taxes.

         The Company owns no real property and its personal property consists of furniture and fixtures, an automobile and leasehold improvements with an original cost of $141,000 through December 31, 1999.

         The Company currently employs its capital reserves in a checking account. Activity is monitored on a monthly basis.

Item 4. Security Ownership of Certain Beneficial Owners and Management:

         The following table sets forth information as of September 22, 2000, regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five percent (5%) of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the share of Common Stock beneficially owned.

Name and Address of           Title of     Amount and Nature of      Percent of
Beneficial Owner               Class       Beneficial Owner (1)        Class
-------------------------     ---------    -------------------      ----------
Herve Gallion(2)(3)(4)(6)     Common        5,500,000                49.8%

Cyril Heitzler(4)             Common          500,000                 4.5%

Patrick Martin(5)             Common            9,500                 0.1%

Steve Olivier                 N/A                   0                 0.0%

All Executive Officers and
Directors as a Group
[four (4) persons]            Common        6,009,500                54.4%
----------

(1) The percentages are based upon 11,053,250 shares of Common Stock outstanding as of September 22, 2000. Said officers and directors own (including those beneficially held) no options to purchase shares of the Company's Common Stock.

(2) In October 1998, the Company entered into an agreement with CEFCA and CIL to acquire one hundred percent (100%) of the issued and outstanding shares of CEFCA as well as eighty percent (80%) of the issued and outstanding shares of CIL in exchange for shares of the Company. In connection with this agreement, the Company issued 900,000, 2,300,000 and 1,800,000 shares of its Common Stock to Herve Gallion, Cator Holding, Ltd. and Aquartis, Ltd. respectively in connection with the Acquisition Agreement. Herve Gallion currently serves as the Company's President and Chairman, as the principal owner and manager of Cator Holding, Ltd. as the owner and manager of Aquartis, Ltd. and as the Executive Manager of CIL. Cyril Heitzel, the Company's current Secretary, Treasurer and Director, also serves as the Managing Director of CEFCA and as the Managing Director of CIL. Steve Olivier, who currently serves as a Director of the Company, also serves as the CFO and as a Director of CIL. For such offering, the Company relied upon Section 4(2) of the Act. No state exemption was required, as all recipients of shares are foreign residents. See Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(3) In February 2000, the Company purchased the machinery and equipment necessary to manufacture the Company's products from ATD. Herve Gallion is an officer, director and also the beneficial owner of ATD. For such products, the Company issued 3,000,000 shares of its Common Stock to ATD. For such offering, the Company relied upon Section 4(2) of the Act and no state exemption, as ATD is a foreign corporation. See Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item
     7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(4) In February 2000, the Company purchased the remaining twenty percent (20%) of the issued and outstanding common shares of CIL. As a result, CIL became a wholly owned subsidiary of the Company. The remaining shares were owned by Herve Gallion and Cyril Heitzler, each owning ten percent (10%). The Company issued 500,000 shares of its Common Stock to each person. For such offering, the Company relied upon Section 4(2) of the Act and no state exemption, as Mr. Gallion and Mr. Heitzler are both foreign residents. See Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(5) Since April 2000, the Company sold 516,231 shares of its Common Stock for a total of $924,053 to twenty-eight (28) investors. Patrick Martin, a current director of the Company, purchased 9,500 shares for $16,980. For such offering, the Company relied on Section 4(2) of the Act and Rule 506. No state exemption was required, as all purchasers were foreign residents. See
     Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(6) In June 2000, the Company and ATD agreed to rescind the machinery and equipment purchase conducted in February 2000 ab initio. 3,000,000 shares of the Company's Common Stock issued to ATD in connection with the purchase have been cancelled. The Company intends to enter into a lease/purchase agreement with ATD for the previously purchased reactors used to make the CARTIS product. See Part 1, Item 6. "Executive Compensation - Employee Contracts and Agreements"; and Part I, Item 7. "Certain Relationships and Related Transactions."

         There are no arrangements which may result in the change of control of the Company by such certain beneficial owners and management.

Item 5. Directors, Executive Officers, Promoters and Control Persons:

Executive Officers and Directors

         Set forth below are the names, ages, positions, with the Company and business experiences of the executive officers and directors of the Company.

Name                       Age              Position(s) with Company
-----------------          -----            -----------------------------------
Herve Gallion              56               President, Chairman

Cyril Heitzler             32               Secretary, Treasurer and Director

Patrick Martin             46               Director

Steve Olivier              37               Director

         All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. The officers and directors will devote such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers and/or directors of the Company.

Family Relationships

         There are no family relationships between or among the executive officers and directors of the Company.

Business Experience

Herve Gallion. Mr. Gallion, age 56 is the founder of Cartis, Inc., where he currently serves as Chief Executive Officer and President since November 17, 1998. Prior to that date, from 1992 to 1998, Mr. Gallion was a private entrepreneur dedicated to research and development of the technology that preceded the creation of Cartis, Inc. Mr. Gallion has managed companies over the past thirty (30) years. Prior to Cartis, Inc., from 1966 to 1992, Mr. Gallion was founder and manager of an auto parts distribution company, registered under his name, founder and manager of SCAME S.A., a manufacturer and distributor of fertilizers, owner and manager of SIF, s.c.p., a professional training company. Mr. Gallion attended the La Salle School in Lyon, France, until June 1962.

Cyril Heitzler. Mr. Heitzler, age 32 is the co-founder of Cartis, Inc., where he currently serves as General Manager of CIL, the wholly owned manufacturing subsidiary of Cartis, Inc., since January 8, 1999. Mr. Heitzler is also a Director of Cartis, Inc. and has been since November 17, 1998. From 1997 until January 8, 1999, Mr. Heitzler was the General Manager of CEFCA. From 1995 until 1997, Mr. Heitzler was the Technical Vice-President of TEDECO Ltd. (Mauritius), an assembly plant of water products. In June 1989, Mr. Heitzler graduated from Lycee La Mache in Lyon, France with a professional degree in Mechanics. In June 1990, he graduated from Lycee St. Joseph in Nancy, France with a Baccalaureate. In June 1991, Mr. Heitzler graduated from the Frederique Fays Institute, Villeurbanne, France with a professional degree in Production.

Patrick Martin. Mr. Martin, age 46 is the Chairman and CEO of Cartis France since January 14, 2000 and a Director of Cartis, Inc. since November 17, 1998. Since June 1990, Mr. Martin is the General Manager of SORENA, s.a.r.l, a company that specializes in gas and water distribution. Since September 14, 1988, he is the General Manager of ASAP s.a.r.l., a holding company. Since December 4, 1997, Mr. Martin is the General Manager of HBP Associes, a company that specializes in the distribution of telephone and computer services. Since December 31, 1984, Mr. Martin is the General Manager of M.B.Associes, a company that specializes in the distribution of gas and water. Mr. Martin attended high school in Lyon, France.

Steve Olivier. Mr. Steve Olivier, age 41, is the Chief Administrative and Financial Officer of CIL, a wholly-owned subsidiary of Cartis, Inc. since January 1, 1999. Mr. Olivier has been a Director of Cartis, Inc. since February 10, 1999. From June 1997 until he joined Cartis, Mr. Olivier was the Chief Administrative and Financial Officer of TEDECO, Ltd. (Mauritius), an assembly plant of water products. From January 1996 to June 1997, Mr. Olivier was an accountant at TOPIKO Ltd.

(Mauritius). From June 1985 until December 1995, he was an accountant at SCOTT & Co, Ltd. (Mauritius). In December 1987, Mr. Olivier completed Advance Accounting Practice, Quantitative Analysis, Management Accounting and System Analysis & Design in the Level 2 of the Chartered Association of Certified Accountants
(AACA). In December 1984, he completed the level 1 of the Association of International Accountants. Mr. Olivier completed his high school education at St. Mary's College (Mauritius) in June 1976.


Item 6.                    Executive Compensation

                                     Annual             LT
                          Annual     Comp     Annual    Comp      LT
Name and                   Comp      Bonus    Comp      Rest      Comp      LTIP      All Other
Post               Year   Salary     ($)      Other     Stock     Options   Payouts      (1)
---------------    ----- ---------   ------   -------   ------    -------   -------   ------------
Herve              1997  180,000FF   $0                                               91,200FF
Gallion,           1998  180,000FF   $0                                               91,200FF
President and      1999  180,000FF   $0                                               91,200FF
Chairman

Cyril              1997  180,000FF   $0                                               86,400FF
Heitzler,          1998  180,000FF   $0                                               86,400FF
Secretary,         1999  180,000FF   $0                                               86,400FF
Treasurer and
Director

Patrick            1997   $0         $0                                               $0
Martin,            1998   $0         $0                                               $0
Director           1999   $0         $0                                               $0

Steve Olivier,     1997       0
Director           1998       0
                   1999  40,000
                         Mauritian
                         Roupies


(1) All other compensation includes: automobile expenses and living expenses as well as the reimbursement for expenses.

Employee Contracts and Agreements

         In October 1998, the Company entered into an agreement with CEFCA and CIL to acquire one hundred percent (100%) of the issued and outstanding shares of CEFCA as well as eighty percent (80%) of the issued and outstanding shares of CIL in exchange for shares of the Company.

In connection with this agreement, the Company issued 900,000, 2,300,000 and 1,800,000 shares of its Common Stock to Herve Gallion, Cator Holding, Ltd. and Aquartis, Ltd. respectively in connection with the Acquisition Agreement. Herve Gallion currently serves as the Company's President and Chairman, as the principal owner and manager of Cator Holding, Ltd. as the owner and manager of Aquartis, Ltd. and as the Executive Manager of CIL. Cyril Heitzel, the Company's current Secretary, Treasurer and Director, also serves as the Managing Director of CEFCA and as the Managing Director of CIL. Steve Olivier, who currently serves as a Director of the Company, also serves as the CFO and as a Director of CIL. For such offering, the Company relied upon Section 4(2) of the Act . No state exemption was required, as all recipients of shares are foreign residents. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In January 1999, CIL entered into an employment agreement with Steve Olivier to act as the Chief Financial and Administrative Officer of CIL. Mr. Olivier is employed part-time averaging twelve (12) hours per week. As compensation, Mr. Olivier received wages of 8,000 Mauritian Roupies per month, beginning in August 1999, which amounts to approximately $300 per month. See
Part I, Item 7. "Certain Relationships and Related Transactions".

         In August 1999, CIL entered into an employment agreement with Cyril Heitzler to be the Exceutive Vice-President of CIL. As compensation, Mr. Heitzler receives wages of 15,000FF per month and also a company car and housing allowance of 4,300FF per month. See Part I, Item 7. "Certain Relationships and Related Transactions".

         In February 2000, the Company purchased the machinery and equipment necessary to manufacture the Company's products from ATD. Herve Gallion is an officer, director and also the beneficial owner of ATD. For such products, the Company issued 3,000,000 shares of its Common Stock to ATD. For such offering, the Company relied upon Section 4(2) of the Act and no state exemption, as ATD is a foreign corporation. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In February 2000, the Company purchased the remaining twenty percent (20%) of the issued and outstanding common shares of CIL. As a result, CIL became a wholly owned subsidiary of the Company. The remaining shares were owned by Herve Gallion and Cyril Heitzler, each owning ten percent (10%). The Company issued 500,000 shares of its Common Stock to each person. For such offering, the Company relied upon Section 4(2) of the Act and no state exemption, as Mr. Gallion and Mr. Heitzler are both foreign residents. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         Since April 2000, the Company sold 516,231 shares of its Common Stock for a total of $924,053 to twenty-eight (28) investors. Patrick Martin, a current director of the Company, purchased 9,500 shares for $16,980. For such offering, the Company relied on Section 4(2) of the Act and Rule 506. No state exemption was required, as all purchasers were foreign residents. See Part I,
Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company and ATD agreed to rescind the machinery and equipment purchase conducted in February 2000 ab initio. 3,000,000 shares of the Company's Common Stock issued to ATD in connection with the purchase have been cancelled. The Company intends to enter into a lease/purchase agreement with ATD for the previously purchased reactors used to make the CARTIS product. See Part I, Item 7. "Certain Relationships and Related Transactions."

Key Man Life Insurance

         The Company does not have nor does it intend to apply for Key Man Life Insurance.

Employee and Consultants Stock Purchase and Stock Option Plans

         There is currently no employee or consultant stock purchase or stock option plan in place, although the Company plans to adopt such plans and to submit such plans to the shareholders within a twelve (12) month period.

Compensation of Directors

         The Company has no standard arrangements for compensating the Directors of the Company for their attendance at meetings of the Board of Directors.

Item 7.           Certain Relationships and Related Transactions

         In April 1998, the Company issued 1,000,000 shares of its Common Stock to Christian Gutierrez in connection with his service as Secretary and Treasurer of the Company. Mr. Gutierrez resigned his positions as Secretary and Treasurer and the Company canceled the shares previously issued to Mr. Gutierrez in November 1998 in connection with the Acquisition Agreement. For such offering, the Company relied upon Section 4(2) of the Act and Section 359(f)(2)(d) of the New York Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In April 1998, the Company issued 1,000,000 shares of its Common Stock to Ronald H. Kutz in connection with his service as President of the Company. Mr. Kutz resigned his positions as President and the Company canceled the shares previously issued to Mr. Kutz in November 1998 in connection with the Acquisition Agreement. For such offering, the Company relied upon Section 4(2) of the Act and Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In October 1998, the Company entered into an agreement with CEFCA and CIL to acquire one hundred percent (100%) of the issued and outstanding shares of CEFCA as well as eighty percent (80%) of the issued and outstanding shares of CIL in exchange for shares of the Company. In connection with this agreement, the Company issued 900,000, 2,300,000 and 1,800,000 shares of its Common Stock to Herve Gallion, Cator Holding, Ltd. and Aquartis, Ltd. respectively in connection with the Acquisition Agreement. Herve Gallion currently serves as the Company's President and Chairman, as the principal owner and manager of Cator Holding, Ltd. as the owner and manager of Aquartis, Ltd. and as the Executive Manager of CIL. Cyril Heitzel, the Company's current Secretary, Treasurer and Director, also serves as the Managing Director of CEFCA and as the Managing Director of CIL. Steve Olivier, who currently serves as a Director of the Company, also serves as the CFO and as a Director of CIL. For such offering, the Company relied upon Section 4(2) of the Act . No state exemption was required, as all recipients of shares are foreign residents. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In January 1999, CIL entered into an employment agreement with Steve Olivier to act as the Chief Financial and Administrative Officer of CIL. Mr. Olivier is employed part-time averaging twelve (12) hours per week. As compensation, Mr. Olivier received wages of 8,000 Mauritian Roupies per month, beginning in August 1999, which amounts to approximately $300 Roupies per month.

         In August 1999, CIL entered into an employment agreement with Cyril Heitzler to be the Executive Vice-President of CIL. As compensation, Mr. Heitzler receives wages of 15,000FF per month and also a company car and housing allowance of 4,300FF per month.

         In February 2000, Herve Gallion assigned the worldwide patents and trademarks on the Company's products to CIL. An assignment of these rights has yet to be recorded at the Swiss Institute of Industrial Property. Under the terms of the agreement, Herve Gallion is to receive a royalty of five percent (5%) of gross sales and services, payable monthly beginning January 1, 2001.

         In February 2000, the Company purchased the machinery and equipment necessary to manufacture the Company's products from ATD. Herve Gallion is an officer, director and also the beneficial owner of ATD. For such products, the Company issued 3,000,000 shares of its Common Stock to ATD. For such offering, the Company relied upon Section 4(2) of the Act and no state exemption, as ATD is a foreign corporation. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In February 2000, the Company purchased the remaining twenty percent (20%) of the issued and outstanding common shares of CIL. As a result, CIL became a wholly owned subsidiary of the Company. The remaining shares were owned by Herve Gallion and Cyril Heitzler, each owning ten percent (10%). The Company issued 500,000 shares of its Common Stock to each person. For such offering, the Company relied upon Section 4(2) of the Act and no state exemption, as Mr. Gallion and Mr. Heitzler are both foreign residents. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         Since April 2000, the Company sold 516,231 shares of its Common Stock for a total of $924,053 to twenty-eight (28) investors. Patrick Martin, a current director of the Company, purchased 9,500 shares for $16,980. For such offering, the Company relied on Section 4(2) of the Act and Rule 506. No state exemption was required, as all purchasers were foreign residents. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company and ATD agreed to rescind the machinery and equipment purchase conducted in February 2000 ab initio. 3,000,000 shares of the Company's Common Stock issued to ATD in connection with the purchase have been cancelled. The Company intends to enter into a lease/purchase agreement with ATD for the previously purchased reactors used to make the CARTIS product.

         In July 2000, the Company issued 100,000 shares of its restricted Common Stock to Serigne Dioum, an employee, for services rendered on behalf of the Company. For such offering, the Company relied upon Section 4(2) of the Act and Rule 506. No state exemption was required as Mr. Dioum is a French resident. See Part II, Item 4. "Recent Sales of Unregistered Securities."

Item 8.  Description of Securities

Description of Capital Stock

         The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, $.0001 par value per share and 10,000,000 shares of Preferred Stock, $.0001 par value per share. As of September 22, 2000, the Company had 11,053,250 shares of its Common Stock outstanding and no shares of its Preferred Stock outstanding.

Description of Common Stock

         All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one (1) vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the Preferred shares. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable.

Dividend Policy

         Holders of shares of Common Stock are entitled to share pro rata in dividends and distribution with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefore, after requirements with respect to preferential dividends on, and other matters relating to, the Preferred shares, if any, have been met. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the

Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

Transfer Agent and Registrar

         The Transfer Agent and Registrar for the Company's Common and Preferred Stock is Interwest Transfer Co., Inc. which is located at 1981 E. Murray Holladay Road, Suite 100, Salt Lake City, UT 84117, telephone (801) 272-9294, facsimile (801) 277-3147.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

a)       Market Information.

         The Common Stock of the Company currently is quoted on the Pink Sheets and has been since the Company submitted an exemption application with NASD on September 30, 1999. Between October 9, 1998 and September 30, 1999, the Company traded on the OTC Bulletin Board. Initially, it traded under the symbol "CBLT" until its name change January 28, 1999. At that time, its trading symbol changed to "CART". The high, low and average bid information for each quarter since October 1998 to the present are as follows:

Quarter                             High Bid         Low Bid
------------------------            -----------      --------
Fourth Quarter 1998                 0.15             0.125
First Quarter 1999                  3.25             0.97
Second Quarter 1999                 5.00             3.25
Third Quarter 1999                  5.50             1.50
Fourth Quarter 1999                 4.00             1.63
First Quarter 2000                  4.38             1.13
Second Quarter 2000                 7.00             5.00

         Please note that over-the-counter market quotations have been provided herein. The quotations reflect inter-dealer prices, without retail markup, mark-down or commission and may not represent actual transactions.

(b)      Holders.

         As of September 22, 2000 the Company had 80 shareholders of record of its 11,053,250 outstanding shares of Common Stock, 7,053,250 of which are restricted Rule 144 shares and 4,000,000 of which are free-trading. As of the date hereof, the Company has outstanding options to purchase no shares of Common Stock. Of the Rule 144 shares, 5,000,000 shares have been held by affiliates of the Company for more than one (1) year.

(c)      Dividends.

         The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

Item 2. Legal Proceedings

         No legal proceedings have been initiated either by or against the Company to date.

Item 3. Changes in and Disagreements with Accountants

         The Company has used the firm of Durland & Company, CPAs, P.A. since inception. Their address is 340 Royal Palm Way, 3rd Floor, Palm Beach, FL 33480. There has been no change in the Company's independent accountant during the period commencing with the Company's retention of Durland & Company, CPAs, P.A. through the date hereof.

Item 4. Recent Sales of Unregistered Securities

         The  Company   relied  upon   Section  4(2)  of  the  Act  for  several
transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering, (ii) there were no more than thirty-five (35) investors (excluding "accredited investors"), (iii) each investor who was not an accredited investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description, (iv) the offers and sales were made in compliance with Rules 501 and 502, (v) the securities were subject to Rule 144 limitations on resale and (vi) each of the parties was a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of the due diligence conducted by the purchaser or available to the purchaser prior to the transaction.

         The Company relied upon Section 3(b) of the Act and Rule 504 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based on the following: (i) the aggregate offering price of the offering of the shares of Common Stock and warrants did not exceed $1,000,000, less the aggregate offering price for all securities sold with the twelve months before the start of and during the offering of shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact that the Company had not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Act of 1934, as amended,
(b) and an "investment company" within the meaning of the Investment Company Act of 1940, as amended, or (c) a development stage company that either had no specific business plan or purpose or had indicated that its business plan was to engage in a merger or acquisition with an unidentified company or companies or other entity or person.

         The Company relied upon Florida Code Section 517.061(11) for several Rule 504 or Rule 506 transactions. In each instance, such reliance is based on the following: (i) sales of the shares of Common Stock were not made to more than thirty-five (35) persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of the Company or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Pursuant to Rule 3E-500.005, in offerings made under Section 517.061(11) of the Florida Statutes, an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to be satisfied if such purchaser or his representative has been given access to all material books and records of the issuer; all material contracts and documents relating to the proposed transaction; and an opportunity to question the appropriate executive officer. In the regard, the Company supplied such information and was available for such questioning (the "Florida Exemption").

         The Company relied upon Geogia Code Section 10-5-9(13) for several transactions. In each instance such reliance is based on the following: (i) the number of Georgia purchasers did not exceed fifteen (15); (ii) the securities were  not  offered  for  sale  by  means  of  any  form  of  general  or  public
solicitations   or   advertisements;   (iii)  a  legend  was  placed   upon  the
certificates; and (iv) each purchaser represented that he purchased for investment. (the "Georgia Exemption").

         The Company relied upon Nevada Code Section 90.530(11) for several Rule 504 or Rule 506 transactions. In each instance, the following transactions are exempt from NRS 90.460 and 90.560, except as otherwise provided in such subsection. A transaction pursuant to an offer to sell securities of an issuer if: (a) the transaction is part of an issue in which there are no more than twenty-five (25) purchasers in Nevada, other than those designated in subsection 10, during any twelve (12) consecutive months; (b) no general solicitation or general advertising is used in connection with the offer to sell or sale of the securities; (c) no commission or other similar compensation is paid or given, directly or indirectly, to a person, other than a broker-dealer licensed or not required to be licensed under such chapter, for soliciting a prospective purchaser in Nevada; and (d) one of the following conditions is satisfied: (1) the seller reasonably believes that all the purchasers in Nevada, other than those designated in subsection 10, are purchasing for investment; or (2) immediately before and immediately after the transaction, the issuer reasonably believes that the securities of the issuer are held by 50 or fewer beneficial owners, other than those designated in subsection 10, and the transaction is part of an aggregate offering that does not exceed $500,000 during any twelve
(12) consecutive months. The administrator may by rule or order as to a security or transaction or a type of security or transaction, withdraw or further condition the exemption set forth in such subsection or waive one or more of the conditions of the exemption. (the "Nevada Exemption").

         In April 1998, the Company issued 1,000,000 shares of its Common Stock to Christian Gutierrez in connection with his service as Secretary and Treasurer of the Company. Mr. Gutierrez resigned his positions as Secretary and Treasurer and the Company canceled the shares previously issued to Mr. Gutierrez in November 1998 in connection with the Acquisition Agreement. For such offering, the Company relied upon Section 4(2) of the Act and Section 359(f)(2)(d) of the New York Code.

         For purposes of Section 359(f)(2)(d) of the New York Code, the facts upon which the Company relied are: (i) (i) the securities were sold in a limited offering to not more than forty (40) persons. The Company filed a Form M-11 in New York.

         In April 1998, the Company issued 1,000,000 shares of its Common Stock to Ronald H. Kutz in connection with his service as President of the Company. Mr. Kutz resigned his positions as President and the Company canceled the shares previously issued to Mr. Kutz in November 1998 in connection with the Acquisition Agreement. For such offering, the Company relied upon Section 4(2) of the Act and the Florida exemption.

         In April 1998, the Company sold 1,000,000 shares of its Common Stock to twenty-five (25) investors for a total of $50,000. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, the Florida Exemption, the Georgia Exemption, Section 359(f)(2)(d) of the New York Code, Section 13.1-514(7)(b) of the Virginia Code and no code section for seven (7) investors residing outside the United States. A Form D was filed with the SEC.

         For purposes of Section 359(f)(2)(d) of the New York Code, the facts upon which the Company relied are: (i) (i) the securities were sold in a limited offering to not more than forty (40) persons. The Company filed a Form M-11 in New York.

         For purposes of Section 13.1-514(7)(b) of the Virginia Code, the facts upon which the Company relied are: (i) the Company sold to not more than thirty-five (35) persons in Virginia; (ii) the Company believed that the investor was purchasing for investment; and (iii) the securities were not offered to the general public by advertisement or general solicitation.

         In October 1998, the Company entered into an agreement with CEFCA and CIL to acquire one hundred percent (100%) of the issued and outstanding shares of CEFCA as well as eighty percent (80%) of the issued and outstanding shares of CIL in exchange for shares of the Company. In connection with this agreement, the Company issued 900,000, 2,300,000 and 1,800,000 shares of its Common Stock to Herve Gallion, Cator Holding, Ltd. and Aquartis, Ltd. respectively in connection with the Acquisition Agreement. Herve Gallion currently serves as the Company's President and Chairman, as the principal owner and manager of Cator Holding, Ltd. as the owner and manager of Aquartis, Ltd. and as the Executive Manager of CIL. Cyril Heitzel, the Company's current Secretary, Treasurer and Director, also serves as the Managing Director of CEFCA and as the Managing Director of CIL. Steve Olivier, who currently serves as a Director of the Company, also serves as the CFO and as a Director of CIL. For such offering, the Company relied upon Section 4(2) of the Act. No state exemption was required, as all recipients of shares are foreign residents.

         In November 1998, the Company sold 3,000,000 shares of its Common Stock to ten (10) investors for a total of $150,000. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504. No state exemption was necessary, as none of the investors reside in the United States. A Form D was filed with the SEC.

         In January 1999, the Company issued a total of 350,000 shares of its Common Stock to ten (10) persons for services related to the Acquisition, which services were valued at a total of $17,500. No contracts for these services were utilized. For such offering, the Company relied upon Section 4(2) of the Act and
Section 359(f)(2)(d) of the New York Code. No state exemption was necessary for nine (9) of the persons, who are foreign residents.

         For purposes of Section 359(f)(2)(d) of the New York Code, the facts upon which the Company relied are: (i) (i) the securities were sold in a limited offering to not more than forty (40) persons. The Company filed a Form M-11 in New York.

         In July 1999, the Company sold 10,000 shares of its Common Stock to two
(2) investors for a total of $35,000. For such offering, the Company relied upon
Section 4(2) of the Act . No state exemption was required, as both investors are foreign residents. A Form D was filed with the SEC.

         In August 1999, the Company sold 51,089 shares of its Common Stock to two (2) investors for a total of $178,811. For such offering, the Company relied upon Section 4(2) of the Act. No state exemption was required as the investors were both foreign residents. A Form D was filed with the SEC.

         In September 1999, the Company sold 20,744 shares of its Common Stock to one (1) investor for a total of $64,306. For such offering, the Company relied upon Section 4(2) of the Act . No state exemption was required, as the investor is a French resident. A Form D was filed with the SEC.

         In November 1999, the Company sold 5,186 shares of its Common Stock to one (1) investor for a total of $16,076. For such offering, the Company relied upon Section 4(2) of the Act . No state exemption was required, as the investor is a French resident. A Form D was filed with the SEC.

         In February 2000, the Company purchased the machinery and equipment necessary to manufacture the Company's products from ATD. Herve Gallion is an officer, director and also the beneficial owner of ATD. For such products, the Company issued 3,000,000 shares of its Common Stock to ATD. For such offering, the Company relied upon Section 4(2) of the Act and no state exemption, as ATD is a foreign corporation.

         In February 2000, the Company purchased the remaining twenty percent (20%) of the issued and outstanding common shares of CIL. As a result, CIL became a wholly owned subsidiary of the Company. The remaining shares were owned by Herve Gallion and Cyril Heitzler, each owning ten percent (10%). The Company issued 500,000 shares of its Common Stock to each person. For such offering, the Company relied upon Section 4(2) of the Act and no state exemption, as Mr. Gallion and Mr. Heitzler are both foreign residents.

         Since April 2000, the Company sold 516,231 shares of its Common Stock for a total of $924,053 to twenty-eight (28) investors. Patrick Martin, a current director of the Company, purchased 9,500 shares for $16,980. For such offering, the Company relied on Section 4(2) of the Act and Rule 506. No state exemption was required, as all purchasers were foreign residents.

         In July 2000, the Company issued 100,000 shares of its restricted Common Stock to Serigne Dioum, an employee, for services rendered on behalf of the Company. For such offering, the Company relied upon Section 4(2) of the Act and Rule 506. No state exemption was required as Mr. Dioum is a French resident.

Item 5. Indemnification of Directors and Officers

         The Florida Statutes ("FS") provide that: (1) A corporation shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any contender or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         (2) A corporation shall have the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of fact that he is or was a director, officer, employee, or agent of another corporation, or is or was serving at the request of the corporation as a director, director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceed, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized is such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which such court shall deem proper.

         (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith.

         (4) Any indemnification under subsection (1) or subsection (2), unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsection (1) or subsection (2). Such determination shall be made:

                  (a) By the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding;

                  (b) If such a quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

                  (c) By independent legal counsel:

                           1.  Selected by the board of  directors prescribed in
paragraph (a) or the committee prescribed in paragraph (b); or

                           2.  If  a  quorum of the directors cannot be obtained
for paragraph (a) and the committee cannot designate under paragraph (b), selected by majority vote of the full board of directors (in which directors who are parties may participate); or

                  (d) By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

         (5) Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by paragraph (4)(c) shall evaluate the reasonableness of expenses and may authorize indemnification.

         (6) Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he is ultimately found not to be entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

         (7) The indemnification and advancement of expenses provided pursuant to this section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

                  (a) A violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

                  (b) A transaction from which the director, officer, employee, or agent derived an improper personal benefit;

                  (c) In the case of a director, a circumstance under which the liability provisions ofss. 607.0834 are applicable; or

                  (d) Willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

         (8) Indemnification and advancement of expenses as provided in this section shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

         (9) Unless the corporation's articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board of or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses incurred in seeking court ordered indemnification or advancement of expenses, if it determines that:

                  (a) The director, officer, employee, or agent is entitled to mandatory indemnification under subsection (3), in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses;

                  (b) The director, officer, employee, or agent is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power pursuant to subsection (7); or

                  (c) The director, officer, or agent is fairly and reasonably entitled to indemnification or advancement of expenses, regardless of whether such person met the standard of conduct set forth in subsection (1), subsection
(2), or subsection (7).

         (10) For purposes of this section, the term "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, officer, or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, is in the same position under this section with respect to such constituent corporation of its separate existence had continued.

         (11) For purposes of this section:

                  (a) The term "other enterprises" includes employee benefit plans;

                  (b) The term "expenses" includes counsel fees, including those for appeal;

                  (c) The term "liability" includes obligations to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to a proceeding;

                  (d) The term "proceeding" includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal;

                  (e) The term "agent" includes a volunteer;

                  (f) The term "serving at the request of the corporation" includes any service as a director, officer, employee, or agent of the corporation that imposes duties on such persons, including duties relating to an employee benefit plan and its participants or beneficiaries; and

                  (g) The term ""not opposed to the best interest of the corporation" describes the actions of a person who acts in good faith and in a manner he reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.

         (12) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

                                    PART F/S

         The Financial Statements of the Company required by Regulation S-X commence on page F-1 hereof.

                                  Cartis, Inc.

                    Audited Consolidated Financial Statements

                   For the Years Ended June 30, 1998 and 1999

               For the Six Months Ended December 31, 1998 and 1999
                                   (Unaudited)

                          INDEX TO FINANCIAL STATEMENTS


Independent Auditor's Report  . . . . . . . . .. . . . . . . . . . . . . . . F-2

Consolidated Balance Sheets..................................................F-3

Consolidated Statements of Operations and Comprehensive Loss.................F-4

Consolidated Statements of Stockholders' Equity..............................F-5

Consolidated Statements of Cash Flows........................................F-6

Notes to Consolidated Financial Statements...................................F-7

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Cartis, Inc.
West Palm Beach, Florida

We have audited the accompanying consolidated balance sheet of Cartis, Inc., (the "Company") as of June 30, 1999 and the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for the two years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 1999 and the results of their operations and their cash flows for the two years then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has experienced net losses since inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                           /s/ Durland & Company
                                                   Durland & Company, CPAs, P.A.

Palm Beach, Florida
February 8, 2000

                                  Cartis, Inc.
                           Consolidated Balance Sheets


                                                                              June 30, 1999         March 31, 2000
                                                                         ---------------------- ---------------------
                                                                                                   (unaudited)
                                    ASSETS
CURRENT ASSETS
  Cash                                                                   $               13,590 $              38,356
  Accounts receivable                                                                    70,698               126,173
  VAT tax receivable                                                                     18,824                 4,386
  Inventory                                                                                   0               367,607
  Prepaid expenses                                                                          618                   309
                                                                         ---------------------- ---------------------
          Total current assets                                                          103,730               536,831
                                                                         ---------------------- ---------------------

PROPERTY AND EQUIPMENT
   Furniture and fixtures                                                                18,557                17,463
   Automobiles                                                                           15,581                14,411
   Leasehold improvements                                                               106,254                98,275

        Less accumulated depreciation                                                   (12,623)              (22,467)
                                                                         ---------------------- ---------------------

          Net property and equipment                                                    127,769               107,682
                                                                         ---------------------- ---------------------

OTHER ASSETS
   Deposits                                                                               3,779                 3,495
                                                                         ---------------------- ---------------------

          Total other assets                                                              3,779                 3,495
                                                                         ---------------------- ---------------------
Total Assets                                                             $              235,278               $648,008
                                                                         ====================== =====================

                     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Cash overdraft                                                        $               13,647 $                   0
   Accounts payable                                                                       2,734               201,250
   Accounts payable - related party                                                      75,103               251,883
   Accrued Expenses
       Trade                                                                              9,118                 4,379
       Payroll and payroll taxes                                                          9,561                14,480
   Customer deposits                                                                     30,389                     0
   Current portion of long-term debt                                                      4,509                 5,077
                                                                         ---------------------- ---------------------

          Total current liabilities                                                     145,061               477,069

LONG-TERM DEBT
   Note payable                                                                           4,702                   133
                                                                         ---------------------- ---------------------

          Total long-term debt                                                            4,702                   133
                                                                         ---------------------- ---------------------
Total Liabilities                                                                       149,763               477,202
                                                                         ---------------------- ---------------------
Minority interest in consolidated subsidiary                                                467                     0
                                                                         ---------------------- ---------------------

STOCKHOLDERS' EQUITY
   Preferred stock, $0.0001 par value, authorized 10,000,000 shares;
     0 issued and outstanding shares                                                          0                     0
   Common stock, $0.0001 par value, authorized 50,000,000 shares;
     9,350,000 and 9,437,019 issued and outstanding shares                                  935                 1,344
   Additional paid-in capital                                                           302,675               597,228
   Accumulated comprehensive income (loss)                                              (11,332)              (49,860)
   Deficit                                                                             (207,230)             (377,906)
                                                                         ---------------------- ---------------------

          Total stockholders' equity                                                     85,048               170,806
                                                                         ---------------------- ---------------------
Total Liabilities and Stockholders' Equity                               $              235,278 $             648,008
                                                                         ====================== =====================



     The accompanying notes are an integral part of the financial statements

                                  Cartis, Inc.
      Consolidated Statements of Operations and Comprehensive Income (Loss)




                                                                    Year Ended                            Nine Months Ended
                                                                     June 30,                                 March 31,
                                                     --------------------------------------  -------------------------------------
                                                            1999                1998               2000                1999
                                                     -------------------  -----------------  ----------------   ------------------
                                                                                               (unaudited)         (unaudited)
REVENUES
Sales                                                $         1,548,799  $          47,178  $        248,983   $        1,454,247
Cost of sales                                                 (1,387,321)            (6,809)         (117,256)          (1,401,867)
                                                     -------------------  -----------------  ----------------   ------------------

      Gross Profit                                               161,478             40,369           131,727               52,380

OPERATING EXPENSES
    Salaries                                                      34,710              2,229            66,486               24,858
    Depreciation                                                  12,532              2,193            13,421                9,216
    General and administrative                                   314,869             16,230           221,781              269,083
    Research and development, net of reimbursements              (23,088)            49,178                 0              (66,647)
                                                     -------------------  -----------------  ----------------   ------------------

          Total operating expenses                               339,023             69,830           301,688              236,510
                                                     -------------------  -----------------  ----------------   ------------------

Loss from operations                                            (177,545)           (29,461)         (169,961)            (184,130)
                                                     -------------------  -----------------  ----------------   ------------------

OTHER INCOME AND EXPENSE
    Interest income                                                4,170                  0               882                    0
    Interest expense                                              (3,927)                 0            (1,595)              (2,742)
                                                     -------------------  -----------------  ----------------   ------------------

          Total other income and expense                             243                  0              (713)              (2,742)
                                                     -------------------  -----------------  ----------------   ------------------

Income before minority interest                                 (177,302)           (29,461)         (170,674)            (186,872)
Minority interest share of income                                   (467)                 0                 0                 (269)
                                                     -------------------  -----------------  ----------------   ------------------

Net loss                                                        (177,769)           (29,461)         (170,674)            (187,141)

Other comprehensive income (loss):
    Foreign currency translation gain (loss)                     (11,337)               (95)          (38,528)              22,604
                                                     -------------------  -----------------  ----------------   ------------------
            Comprehensive loss                       $          (189,106) $         (29,556) $       (209,202)  $(164,537)
                                                     ===================  =================  ================   ==================
Net loss per common share                            $          (.10)     $      (0.01)      $      (0.02)      $        (0.02)


                                                                                          (            2            (0.19)
                                                                                             $$                 (0.19)
                                                     ===================  =================  ================   ==================

Weighted average number of common
  shares outstanding                                           3,109,563          8,997,998        10,244,682            9,350,000
                                                     ===================  =================  ================   ==================










     The accompanying notes are an integral part of the financial statements

                                  Cartis, Inc.
                 Consolidated Statements of Stockholders' Equity




                                                                             Additional   Accumulated                  Total
                                                Number of        Common       Paid-In    Comprehensive               Stockholders'
                                                  Shares          Stock       Capital    Income (Loss)    Deficit       Equity
                                               -------------  ----------  ------------  --------------  -----------  -------------
BEGINNING BALANCE, June 30, 1997                           0  $        0  $          0  $            0  $         0  $           0

Year Ended June 30, 1998
4th qtr. - founders stock issued for services      2,000,000         200             0               0            0            200
4th qtr. - stock issued for cash                   1,000,000         100        49,900               0            0         50,000
Net loss                                                   0           0             0               0       (3,318)        (3,318)
                                               -------------  ----------  ------------  --------------  -----------  -------------

BALANCE, June 30, 1998                             3,000,000         300        49,900               0       (3,318)        46,882

Year Ended June 30, 1999
9/98 - stock issued for cash                       3,000,000         300       149,700               0            0        150,000
11/98 - stock contributed to company              (2,000,000)       (200)          200               0            0              0
11/98 - reverse merger                             5,000,000         500        85,410             (95)     (26,143)        59,672
1/99 - stock issued for services                     350,000          35        17,465               0            0         17,500
Other comprehensive income (loss)                          0           0             0         (11,237)           0        (11,237)
Net loss                                                   0           0             0               0     (177,769)      (177,769)
                                               -------------  ----------  ------------  --------------  -----------  -------------

BALANCE, June 30, 1999                             9,350,000         935       302,675         (11,332)    (207,230)        85,048

9 Mos. Ended March 31, 2000
7/99-11/99 - stock issued for cash                    87,019           9       294,186               0            0        294,195
2/00 - shares issued for equipment                 3,000,000         300             0               0            0            300
2/00 - shares issued for minority interest in
           subsidiary                              1,000,000         100           367               0            0            467
Other comprehensive income (loss)                          0           0             0         (38,528)           0        (38,528)
Net loss                                                   0           0             0               0     (170,676)      (170,676)
                                               -------------  ----------  ------------  --------------  -----------  -------------

BALANCE, March 31, 2000 (unaudited)               13,437,019  $    1,344  $    597,228  $      (49,860) $  (377,906) $     170,806
                                               =============  ==========  ============  ==============  ===========  =============


















     The accompanying notes are an integral part of the financial statements

                                  Cartis, Inc.
                      Consolidated Statements of Cash Flows


                                                                              Year Ended                 Nine Months Ended
                                                                               June 30,                      March 31,
                                                                    ----------------------------    -------------------------------
                                                                         1999            1998           2000            1999
                                                                    -------------   ------------    --------------  --------------
                                                                                                     (unaudited)      (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                            $    (177,769)  $    (29,461)   $    (170,674)  $    (187,141)
Adjustments to reconcile net loss to net cash used by operating activities:
     Depreciation                                                          11,480          2,193           11,563           7,223
     Minority interest share of income                                        467              0                0             269
     Stock issued for services                                             17,500              0                0          17,500
Changes in operating assets and liabilities:
     (Increase) decrease in accounts receivable                           (76,920)             0          (65,126)        (72,206)
     (Increase) decrease in accounts receivable - related parties          20,366        (19,820)               0               0
     (Increase) decrease in VAT receivable                                 (6,515)       (13,590)          13,956         (12,871)
     (Increase) decrease in inventory                                           0              0         (393,884)         (3,782)
     (Increase) decrease in deposits and other assets                      (4,784)             0              282          (4,155)
     Increase (decrease) in accounts payable - trade                      (34,097)        35,074          212,926          98,467
     (Increase) decrease in accounts payable - related party               81,715              0          195,456              69
     Increase (decrease) in accrued expenses                                9,921              0           (4,344)          6,199
     Increase (decrease) payroll and taxes                                  8,111          2,230            6,040           5,318
     Increase (decrease) deferred revenue                                  33,064              0           30,116          33,410
                                                                    -------------   ------------    -------------  --------------

Net cash used by operating activities                                    (117,461)       (23,374)        (163,689)       (111,700)
                                                                    -------------   ------------    -------------  --------------

CASH FLOW FROM INVESTING ACTIVITIES:
     Purchase of property and equipment                                  (121,498)       (15,123)               0        (122,772)
                                                                    -------------   ------------    -------------  --------------

Net cash used by investing activities                                    (121,498)       (15,123)               0        (122,772)
                                                                    -------------   ------------    -------------  --------------

CASH FLOW FROM FINANCING ACTIVITIES:
     Increase (decrease) in cash overdraft                                 (8,369)        22,592         (100,052)          4,873
     Payments on automobile loan                                           (4,901)          (765)          (3,546)         (3,683)
     Issuance of common stock for cash                                    218,528         16,671          294,195         219,246
                                                                    -------------   ------------    -------------  --------------

Net cash provided by financing activities                                 205,258         38,498          190,597         220,436
                                                                    -------------   ------------    -------------  --------------

Effect of exchange rates on cash                                           47,291             (1)          11,448          14,036
                                                                    -------------   ------------    -------------  --------------

Net increase (decrease) in cash                                            13,590              0           38,356               0

CASH, beginning of period                                                       0              0                0               0
                                                                    -------------   ------------    -------------  --------------

CASH, end of period                                                 $      13,590   $          0    $      38,356  $            0
                                                                    =============   ============    =============  ==============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Payment of interest in cash                                         $       3,927   $          0    $       1,595  $        2,742
                                                                    =============   ============    =============  ==============

Non-Cash Financing Activities:
  Fixed asset acquisition through incurrence of debt                $           0   $     14,239    $           0  $            0
                                                                    =============   ============    =============  ==============
  Acquisition of cash via reverse merger                            $      32,467   $          0    $           0  $       32,467
                                                                    =============   ============    =============  ==============
  Fixed asset acquisition through issuance of common stock          $           0   $          0    $         300  $            0
                                                                    =============   ============    =============  ==============




     The accompanying notes are an integral part of the financial statements

                                  Cartis, Inc.
                   Notes to Consolidated Financial Statements
                  (Information with respect to the nine months
                   ended March 31, 2000 and 1999 is unaudited)


(1) Summary of Significant Accounting Principles
      The Company Cartis, Inc. is a Florida chartered corporation that conducts business from its offices in Palm Beach, Florida, Orleans, France, Lyon, France and Port Louis, Mauritius. The Company was incorporated on March 5, 1997, 1997, as Cobalter, Inc., and changed its name to Cartis, Inc. on November 18, 1998. The Company is principally involved in the development of water treatment systems through its French subsidiary, S.A.R.L. CEFCA ("CEFCA"), and the sale of the systems through its Mauritius subsidiary, Cartis International. The following summarize the more significant accounting and reporting policies and practices of the Company:

          a) Use of estimates In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition, and revenues and expenses for the year then ended. Actual results may differ significantly from those estimates.

          b) Significant acquisition In October 1998, Cartis, Inc. issued 5,000,000 shares of common stock to acquire substantially all the issued and outstanding shares of the common stock of CEFCA, a French company, and 80% of the issued and outstanding shares of Cartis International ("CIL"), a Mauritius company, in a reverse merger, accounted for as a reorganization of CEFCA and Cartis International. In January 2000, the Company and A.S.A.P., LLC formed Cartis France, S.A., (CF). The Company owns 49% of CF and A.S.A.P. owns 51% of CF. The Company acquired its shares of CF in exchange for approximately $9,900 in cash. CF was formed to distribute the Company's products in France. In February 2000, the Company issued 1,000,000 shares of common stock to acquire the 20% of Cartis International it did not previously own.

          c) Principles of consolidation The consolidated financial statements include the accounts of Cartis, Inc. and its wholly owned subsidiary and majority owned subsidiary. Inter-company balances and transactions have been eliminated.

          d) Net loss per common share Basic net loss per weighted average common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share has not been presented, as it would be anti-dilutive, as a result of the Company continuing to report losses.

          e) Property and equipment All property and equipment are recorded at cost and depreciated over their estimated useful lives, generally three, five or seven years, using the straight-line method. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges which do not increase the useful lives of the assets are charged to operations as incurred. Depreciation expense was $13,421, $9,216, $12,532 and $2,193 for the periods ended March 31, 2000 and 1999 and June 30, 1999 and 1998, respectively.

          f) Cash and equivalents The company considers investments with an initial maturity of three months or less as cash equivalents.

                                  Cartis, Inc.
                   Notes to Consolidated Financial Statements


(1) Summary of Significant Accounting Principles (Continued)

          g) Inventories Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories consist principally of:


                          June 30, 1999              March 31, 2000
                      ---------------------      -----------------------
Completed units       $                   0      $               365,875
Activated charcoal                        0                        1,732
                      ---------------------      -----------------------
                      $                   0      $               367,607
                      =====================      =======================

          h) VAT tax receivable In France, as in many other countries, the government charges a Value Added Tax, (VAT), that is similar in nature to sales tax in the U.S. There are three major differences. First is that VAT is charged at each point of sale. Second is that there are no exemptions from the collection of VAT. Finally, each company files a VAT return with the government monthly reflecting the gross VAT collected and VAT paid. If the VAT paid is greater than the amount collected, the Company receives a refund from the government approximately five months later.

          i) Revenue recognition The Company recognizes revenue upon shipment of finished goods to the distributor or upon receipt of finished goods by the distributor, based on the terms of the purchase by or contract with the distributor. The Company has yet to experience any returns; however, if and when any returns occur, the Company intends to account for them in accordance with the agreement in place with such specific distributor, (i.e. shipping replacement goods or providing a credit for such returned goods).

          j) Research and development Research and development expenses are expensed in the period incurred. Government grants, when received, are applied to reduce research and development expenses.

          k) Stock compensation for services rendered The Company has issued shares of common stock in exchange for services rendered. The cost of the services are valued at fair market value of the services rendered, according to generally accepted accounting principles, and have been charged to operations.

          l) Royalties Cartis International acquired the Cartis patents and Cartis trademark from a founder for a royalty of 5% of gross sales relating to products and services from the use of the patent, payable monthly beginning January 1, 2001.

          m) Interim financial information The financial statements for the nine months ended March 31, 2000 and 1999 are unaudited and include all adjustments which in the opinion of management are necessary for fair presentation, and such adjustments are of a normal and recurring nature. The results for the nine months are not indicative of a full year results.

(2) Stockholders' Equity The Company has authorized 50,000,000 shares of $0.0001 par value common stock and 10,000,000 shares of $0.0001 par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. The Company has 9,350,000 and 13,437,019 shares of common stock issued and outstanding at June 30, 1999 and March 31, 2000.

          In April 1998, the Company issued 2,000,000 shares of founders' common stock to its officers for services rendered to the Company, valued at $200. In April 1998, the Company issued to third parties under Regulation

                                  Cartis, Inc.
                   Notes to Consolidated Financial Statements


(2) Stockholders' Equity (Continued) D Rule 504 1,000,000 shares of common stock for $50,000 in cash. In September 1998, 3,000,000 shares of common stock were issued to third parties for $150,000 in cash. In November 1998, the 2,000,000 shares of common stock issued for services were donated to the Company and were accounted for as contributed capital. In November 1998, the Company issued 5,000,000 shares of common stock for 4,000 of the 4,000 shares issued and outstanding of S.A.R.L. CEFCA, a French company, and 1.6 shares of the 2 shares issued and outstanding of Cartis International, a Mauritius company. From July 1999 through December 1999, the Company issued 87,019 shares of common stock to third parties for $294,195 in cash. In January 1999, the company issued 350,000 shares of common stock to third parties for services rendered, valued at $17,500.

          In February 2000, the Company issued 1,000,000 shares of common stock for the 20% of Cartis International it previously did not own. In February 2000, the Company issued 3,000,000 shares of common stock to purchase certain fixed assets from a related party. Until such time as this related party is able to fully document the historical cost of this equipment, the Company has elected to value the transaction based on the par value of the stock issued, or $300.

(3) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry- forwards for income tax purposes of approximately $378,000, which expire $29,000 on June 30, 2018, $178,000 on June 30, 2019 and $171,000 on June 30, 2020.

          The amount recorded as a deferred tax asset, cumulative as of June 30, 1999 and March 31, 2000, is approximately $67,000 and $126,000, respectively, which represents the amount of tax benefits of the loss carry-forwards. The Company has established a valuation allowance for this deferred tax asset of $67,000 and $126,000, as the Company has no history of profitable operations.

          The significant components net deferred tax asset are:


                             June 30, 1999              March 31, 2000
                        -----------------------     -----------------------
Net operating losses    $                67,000     $               126,000
Valuation allowance                     (67,000)                   (126,000)
                        -----------------------     -----------------------
Net deferred tax asset  $                     0     $                     0
                        =======================     =======================

(4) Going Concern As shown in the accompanying consolidated financial statements, the Company incurred net losses totaling $177,000 for the year ended June 30, 1999 and $171,000 for the nine months ended March 31, 2000 and reflects positive working capital of approximately $60,000 as of March 31, 2000. This working capital includes approximately $368,000 of inventory. The Company also had only one customer historically, see Note 8. These conditions raise substantial doubt as to the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon increasing sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently negotiating with several parties for an infusion of capital, via a Regulation D Rule 506 private placement of the Company's common stock. The Company hopes to raise an additional $2,500,000 in cash. There is no assurance that the Company will be successful in these efforts.

(5) Related Party Transactions In October 1998, the Company's subsidiary, CEFCA, received an exclusive license from its current president and chairman to manufacture CARTIS products, in both France and in a country of

                                  Cartis, Inc.
                   Notes to Consolidated Financial Statements


(5) Related Party Transactions (Continued) its choice. In exchange for such rights, the Company agreed to pay royalties in the amount of 3% of gross sales and services, payable monthly. The term of the license is 20 years. The patent was assigned to the Company in February 2000. (See Note 10.)

          In October 1998, the Company entered into a five-year exclusive service and supply contract with Advanced Technology Development, Ltd., ("ATD"), a company primarily owned and managed by the Company's president, whereby ATD will be the exclusive supplier of machinery and production supplies necessary to manufacture the CARTIS product. The contract was canceled in February 2000 (see Note 10).

          In October 1998, ATD entered into an exclusive distribution agreement with Cartis International whereby ATD will provide Cartis International with all Cartis products necessary to the commercial needs of Cartis International, based on an agreed upon price. In addition, the Company's subsidiary, Cartis International, received an exclusive right to use the brand name CARTIS and to sell CARTIS products worldwide. The term of these contracts was for a period of three years. These contracts were canceled in February 2000. Cartis International owed ATD $75,105 as of June 30, 1999 and $336,378 as of December 31, 1999 for products received.

          The Company received advances from shareholders during November 1999 in the amount of $15,334. These advances are non interest bearing and are due on demand.

(6) Long-Term Debt In 1999, S.A.R.L. CEFCA purchased an automobile through a bank loan. The loan bears approximately 6.6% interest, with monthly payments in the amount of approximately $440 per month. Under the loan agreement, the Company is obligated to pay approximately $4,800 and $4,400 in 2000 and 2001, respectively.

(7) Commitments In September 1998, S.A.R.L. CEFCA entered into two operating leases, one for its office space and the other for a security service. The office lease expires 2017 and the security lease expires 2003. Minimum lease payments are as follows:


          2000              $                24,724
          2001                               24,724
          2002                               24,724
          2003                               23,186
          2004                               22,674
          Thereafter                         71,800
                             -----------------------
                             $               191,832
                             =======================

          In August 1999, the Company entered into an employment agreement with its general manager, who is also a stockholder. This contract carries no termination clause and pays him approximately $27,000 in salary and $8,000 in living expenses per year. In January 1999, the Company entered into an employment agreement with its part-time CFO. This agreement carries no termination clause and pays him approximately $4,000 per year.

(8) Concentration of Customers and Suppliers The Company's source of revenue to date has been one customer under a marketing agreement with Cartis International. This customer purchased a portion of its contractual minimum required in 1998 and 1999. It subsequently unilaterally canceled the agreement due to its inability to complete its obligations under the agreement. The Company is currently seeking another party to act as a distributor or, alternatively, seeking funding to allow the Company to market the product to end users itself.

                                  Cartis, Inc.
                   Notes to Consolidated Financial Statements


(9) Government Grants The Company has received a government grant for research and development. The grant was in the total amount of $46,427 and was received in the fiscal years ending June 30, 1998 and 1999 and is applied to reduce research and development expenses.

(10) Subsequent Events In April 2000, the Company began efforts to raise up to $2,500,000 of additional capital via a Regulation D Rule 506 private placement. The Company has received $256,000 in cash and has received subscriptions for an additional $358,000.

PART III

Item 1.           Index to Exhibits

Exhibit No.    Description
-----------    -------------------

3.(i).1  (1)   Articles of Incorporation of Cobalter, Inc. dated March 5, 1997.

3.(i).2  (1)   Articles of Amendment to Articles of Incorporation changing Company's name to
               Cartis, Inc. dated January 27, 1999.

3.(ii).1 (1)   Bylaws of Cobalter, Inc. dated April 1, 1997.

4.1      (2)   Offering Memorandum dated March 10, 2000

10.1     (1)   Lease between CEFCA s.a.r.l. and Jacques Cottet dated July 16, 1998 in French.

10.2     (1)   Lease between CEFCA s.a.r.l. and Jacques Cottet dated July 16, 1998 translated into
               English.

10.3     (1)   Acquisition Agreement between the Company, CEFCA s.a.r.l. and Cartis
               International, Ltd. dated October 29, 1998.

10.4     (1)   Acquisition Contract for the CARTIS Patent and CARTIS Trademark between Cartis
               International, Ltd. and Herve Gallion dated February 19, 2000 in French.

10.5     (1)   Acquisition Contract for the CARTIS Patent and CARTIS Trademark between Cartis
               International, Ltd. and Herve Gallion dated February 19, 2000 translated into
               English.

10.6     (1)   Purchase Contract of Equipment CARTIS and the Production Rights of CARTIS
               Process between the Company and Advanced Technologies Development Company
               Limited dated February 21, 2000 in French.

10.7     (1)   Purchase Contract of Equipment CARTIS and the Production Rights of CARTIS
               Process between the Company and Advanced Technologies Development Company
               Limited dated February 21, 2000 translated into English.

10.8     (1)   Agreement of Sale of Cartis International, Ltd. Shares to Cartis, Inc. between the
               Company, Herve Gallion and Cyril Heitzler dated February 18, 2000 in French.

10.9     (1)   Agreement of Sale of Cartis International, Ltd. Shares to Cartis, Inc. between the
               Company, Herve Gallion and Cyril Heitzler dated February 18, 2000 translated into
               English.

10.10    (1)   Employment Contract between Steve Olivier and Cartis International, Ltd. dated
               January 1, 1999 in French.

10.11    (1)   Employment Contract between Steve Olivier and Cartis International, Ltd. dated
               January 1, 1999 translated into English.

10.12    (1)   Employment Contract between Cyril Heitzler and Cartis International, Ltd. dated
               January 8, 1999 in French.

10.13    (1)   Employment Contract between Cyril Heitzler and Cartis International, Ltd. dated
               January 8, 1999 translated into English.

10.14    *     Recision and Cancellation Agreement between the Company and Advanced
               Technologies Development Company Limited dated June 30, 2000.

27.1     *     Financial Data Sheet.

-------------------------------

(1) Incorporated herein by reference to the Company's Registration Statement on Form 10-SB.
(2) Incorporated herein by reference to the Company's quarterly report on Form 10QSB for the period ending March 31, 2000.

(*  Filed herewith)

Item 2. Description of Exhibits

         The  documents  required to be filed as Exhibits  Number 2 and 6 and in
Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3 , 5 or 7 in Part III of Form 1-A and the reference to such Exhibit Numbers is therefore omitted.

SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Cartis, Inc.
                               (Registrant)


Date: September 22, 2000       By:/s/ Herve Gallion
                               --------------------------------------
                               Herve Gallion, President & Chairman

                               By:/s/ Cyril Heitzler
                               --------------------------------------
                               Cyril Heitzler, Secretary, Treasurer and Director

                               By:/s/ Patrick Martin
                               --------------------------------------
                               Patrick Martin, Director

                               By:/s/ Steve Olivier
                               --------------------------------------
                               Steve Olivier, Director